STROOCK & STROOCK & LAVAN LLP

180 Maiden Lane

New York, New York 10038

April 22, 2014

Via EDGAR and E-mail (pdf)

Ms. Angie Kim

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Logistics LP
File No. 333-195024

Dear Ms. Kim:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), PBF Logistics LP (the “Partnership”) hereby submits the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. These pricing terms shall be included in Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-195024 (the “Registration Statement”) to be filed with the Commission on or about April 30, 2014. The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of April 22, 2014. Should the bona fide estimates of these terms change between today and April 30, 2014, the figures presented in Amendment No. 2 may increase or decrease accordingly.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 13,750,000 common units representing limited partner interests in the Partnership and up to an additional 2,062,500 common units pursuant to the underwriters’ option to purchase additional common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into Amendment No. 2, to be filed with the Commission on or about April 30, 2014. Amendment No. 2 will also include the Underwriting Agreement as Exhibit 1.1.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in Amendment No. 2 of the Registration Statement.

Securities and Exchange Commission

Please do not hesitate to call the undersigned at (212) 806-5793 with respect to the foregoing or if any additional supplemental information is required by the Staff.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson

cc:	H. Roger Schwall (Securities and Exchange Commission)

Jeffrey Dill, Esq. (PBF Logistics LP)

Michael J. Swidler, Esq. (Vinson & Elkins L.L.P.)

Douglas Horowitz, Esq. (Cahill Gordon & Reindel LLP)

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 30, 2014

PROSPECTUS

PBF Logistics LP

13,750,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 13,750,000 common units in this offering. We currently expect that the initial public offering price will be between $19.00 and $21.00 per common unit. Prior to this offering, there has been no public market for our common units. We have been approved to list our common units on the New York Stock Exchange under the symbol “PBFX,” subject to official notice of issuance. We are an “emerging growth company” as defined under the federal securities laws and, as such, are eligible for reduced reporting requirements.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 21.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on any of our common units and subordinated units for the year ended December 31, 2013.

•	We have no operating history and, accordingly, you will have a limited basis upon which to evaluate our ability to achieve our business objectives.

•

PBF Energy Inc., our sponsor, accounts for all of our revenues. Therefore, we are subject to the business risks of our sponsor. If our sponsor changes its business strategy, fails to satisfy its obligations under our commercial agreements with it for any reason or significantly reduces the volumes throughput at our facilities, our revenues could decline, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•

Each of our commercial agreements and our operation and management services and secondment agreement with our sponsor contains provisions that allow our counterparty to such agreement to suspend, reduce or terminate its obligations under such agreement in certain circumstances, including events of force majeure, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•

All of our revenues are generated at two facilities. Any adverse development at either facility could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•

Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

•	You will experience immediate and substantial dilution in net tangible book value of $18.83 per common unit.

•	Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity level taxation by individual states. If the IRS were to treat us as a corporation for U.S. federal income tax purposes or we were to become subject to material additional amounts of entity level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total

Public offering price	$	$

Underwriting discount (1)	$	$

Proceeds to PBF Logistics LP (before expenses) (1)	$	$

(1)	Excludes an aggregate structuring fee equal to 0.25% of the gross proceeds of this offering payable to Barclays Capital Inc. and UBS Securities LLC. Please read “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an additional 2,062,500 common units on the same terms and conditions as set forth above.

Thomas D. O’Malley, the Chairman of the board of directors of our general partner, and certain of his affiliates and family members have indicated an interest in purchasing up to an aggregate of $10 million of common units in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no common units in this offering to any of these persons, and any of these persons may determine to purchase more, less or no common units in this offering. The underwriters will receive the same underwriting discount on any common units purchased by these persons as they will on any other common units sold to the public in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                    , 2014, through the book-entry facilities of The Depository Trust Company.

Barclays	UBS Investment Bank

Citigroup	Credit Suisse	Deutsche Bank Securities

Prospectus dated                 , 2014.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 21 and the historical and pro forma financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units.

Unless otherwise noted, references in this prospectus to “PBF Logistics,” “we,” “our,” “us” or like terms when used in a historical context refer to the businesses and assets of PBF MLP Predecessor as described in “Summary Historical and Pro Forma Financial and Operating Data” beginning on page 17, our predecessor for accounting purposes, also referenced as “our predecessor,” and when used in the present tense or prospectively, refer to PBF Logistics LP and its subsidiaries. Unless the context otherwise requires, references in this prospectus to “PBF Holding” are to PBF Holding Company LLC and its consolidated subsidiaries, other than us. References to “PBF LLC” refer to PBF Energy Company LLC, and to “PBF Energy” or “our sponsor” refer to PBF Energy Inc., a Delaware corporation and managing member of PBF LLC, which trades on the New York Stock Exchange under the symbol “PBF,” and, unless the context otherwise requires, its consolidated subsidiaries, including PBF LLC and PBF Holding. References to our “general partner” are to PBF Logistics GP LLC, the general partner of PBF Logistics and a wholly owned subsidiary of PBF LLC. References to affiliates of our sponsor are to PBF Energy’s subsidiaries, excluding us, our general partner and our subsidiary.

PBF Logistics LP

Overview

We are a fee-based, growth-oriented, traditional Delaware master limited partnership recently formed by PBF Energy to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. We receive, handle and transfer crude oil from sources located throughout the United States and Canada for PBF Energy in support of its three refineries located in Toledo, Ohio, Delaware City, Delaware and Paulsboro, New Jersey. Our initial assets consist of a light crude oil rail unloading terminal at the Delaware City refinery that also services the Paulsboro refinery (which we refer to as the “Delaware City Rail Terminal”), and a crude oil truck unloading terminal at the Toledo refinery (which we refer to as the “Toledo Truck Terminal”) that are integral components of the crude oil delivery operations at all three of PBF Energy’s refineries. We generate revenue by charging fees for receiving, handling and transferring crude oil. We do not take ownership of or receive any payments based on the value of the crude oil that we handle and do not engage in the trading of any commodities. As a result, we have no direct exposure to commodity price fluctuations.

At the closing of this offering, all of our revenue will be derived from long-term, fee-based commercial agreements with subsidiaries of PBF Energy, which we believe will enhance the stability of our cash flows. Our commercial agreements with PBF Energy will include minimum quarterly volume commitments, inflation escalators and an initial term of seven years.

We intend to seek opportunities to grow our business by acquiring additional logistics assets from PBF Energy and third parties and through organic growth, including by potentially constructing new assets and increasing the utilization of our existing assets. We were formed by PBF Energy to be the primary vehicle to expand the logistics assets supporting its business. We expect that PBF Energy will serve as a critical source of our future growth by providing us with opportunities to purchase additional logistics assets that it currently owns training and development programs. We will continue to emphasize safety in all aspects of our operations. For example, we believe our and our sponsor’s operations comply with the recently enacted emergency orders governing shipments of petroleum crude oil transported by rail. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

Competitive Strengths

We believe we are well positioned to successfully execute our business strategies because of the following competitive strengths:

•

Relationship with PBF Energy. One of our key strengths is our relationship with PBF Energy. We will serve as PBF Energy’s primary vehicle to expand the logistics assets supporting its business. We believe that PBF Energy will be incentivized to grow our business as a result of its significant indirect economic interest in us, including 100% ownership of our general partner, a 56.7% limited partnership interest in us and all of our incentive distribution rights. In particular, we expect to benefit from the following aspects of our relationship with PBF Energy:

—	Acquisition Opportunities. Under the omnibus agreement, PBF Energy has granted us a right of first offer on certain logistics assets that it will retain following this offering and may, under certain circumstances, offer us the opportunity to purchase additional logistics assets that it may acquire or construct in the future. We also expect to jointly pursue strategic acquisitions with PBF Energy that complement and grow our asset base.

—	Strength of PBF Energy’s Refining Business. PBF Energy’s Delaware City, Paulsboro and Toledo refineries have a combined throughput capacity of 540,000 bpd, making PBF Energy the fifth largest independent refiner in the United States. PBF Energy’s refineries provide it with buying power advantages, and it benefits from the cost efficiencies that result from operating three large refineries. In addition, its refinery assets are located in high-demand regions where product demand exceeds refining capacity.

—	Access to Operational and Industry Expertise. We expect to benefit from PBF Energy’s extensive operational, commercial and technical expertise, as well as its industry relationships throughout the midstream and downstream value chain, as we look to optimize and expand our existing asset base.

•

Stable Cash Flows Supported by Long-Term, Fee-Based Contracts with Minimum Volume Commitments. We will initially generate all of our revenue under long-term, fee-based contracts with PBF Energy. Each of our commercial agreements with PBF Energy will include minimum volume commitments and will have fees adjusted for changes in the Producer Price Index and any increase in our operating costs for providing such services under such agreements, thereby providing us with stable and predictable minimum cash flows.

•

Strategically Located and Highly Integrated Assets. Our logistics assets are integral to the operations of PBF Energy’s refineries. Our Delaware City Rail Terminal currently receives a substantial portion of the light crude oil processed by the Delaware City and Paulsboro refineries, and the Toledo Truck Terminal provides important feedstock supply infrastructure for the Toledo refinery.

•

High-Quality, Well-Maintained Asset Base. We continually invest in the maintenance and integrity of our assets and have developed various programs to help us efficiently monitor and maintain the assets. We employ an asset integrity program, which focuses on risk analysis, assessment, inspection, preventive measures, repair and data integration to provide reliable operations and to prevent, control and mitigate unintentional releases of hazardous materials. We also have developed and use industrial processes to monitor and control our operations. In addition, our Delaware City Rail Terminal commenced operations in February 2013 and requires a relatively small amount of maintenance capital expenditure, relative to peers with older assets.

•

Financial Flexibility. We believe that we will have the financial flexibility to execute our growth strategy through access to the debt and equity capital markets, as well as the approximately $275.0 million of available capacity under our revolving credit facility that we expect to enter into at the closing of this offering.

•

Experienced Management and Operations Teams with a Demonstrated Track Record of Acquiring, Integrating and Operating Logistics Assets. Both our management and our operations teams have significant experience in the management and operation of logistics assets and the execution of expansion and acquisition strategies. Our management team has a proven track record of working together successfully to operate refining and logistics assets and to execute expansion and acquisition strategies, including while previously at Tosco Corporation and Premcor Inc.

Our Assets and Operations

Our initial assets include:

•

Delaware City Rail Terminal. Our Delaware City Rail Terminal is a light crude oil rail unloading terminal which commenced operations in February 2013 and serves our sponsor’s Delaware City refinery and Paulsboro refinery delivered by barge by our sponsor. It is capable of discharging up to 105,000 bpd and has a double-loop track, which can hold up to two 100-car unit trains. The terminal is capable of unloading a single unit train in approximately 14 hours. An expansion project is underway that will increase the Delaware City Rail Terminal’s unloading capacity from 105,000 bpd to 130,000 bpd in the third quarter of 2014. The operational flexibility afforded by the rail terminal has the potential to enhance the profitability at both refineries by allowing the refineries to optimize their respective crude oil slates. The Delaware City Rail Terminal allows our sponsor’s East Coast refineries to source crude oil from Western Canada and the Midcontinent, which currently provide significant cost advantages compared to international crude oil that has historically been processed at our sponsor’s East Coast refineries and that is priced off of Brent. Our sponsor’s East Coast refineries at Delaware City and Paulsboro have a combined refining capacity of 370,000 bpd.

•

Toledo Truck Terminal. Our Toledo Truck Terminal serves our sponsor’s Toledo refinery. The Toledo Truck Terminal has unloading capacity of 15,000 bpd. PBF Energy acquired the Toledo refinery in 2011 and has added additional truck crude oil unloading capabilities that provide feedstock sourcing flexibility for the refinery and enable Toledo to run a more cost-advantaged crude oil slate. The Toledo refinery processes light, sweet crude oil and has a throughput capacity of 170,000 bpd.

Logistics Assets Owned by PBF Energy

We believe that our relationship with PBF Energy should provide us with a number of potential future growth opportunities, including the potential to acquire assets to which PBF Energy has granted us a right of first offer for a period of 10 years after the closing of this offering and, under certain circumstances, a purchase option. The assets subject to our right of first offer are traditional logistics assets of PBF Energy that are critical to supporting its core refining operations and include the following:

•

Delaware City Storage Facility. The Delaware City Storage Facility has approximately 10.0 million barrels of total storage capacity, with 3.6 million barrels dedicated to crude oil and feedstock storage and the remaining 6.4 million barrels allocated to finished, intermediate and other products.

•

Delaware City Heavy Crude Oil Terminal. The Delaware City Heavy Crude Oil Terminal includes a heavy crude oil unloading facility at the Delaware City refinery with total throughput capacity of approximately 40,000 bpd. Additionally, PBF Energy recently announced a project to add approximately 40,000 bpd of incremental heavy crude oil unloading capability at the Delaware City refinery. PBF Energy expects this project to be completed by the end of the third quarter of 2014,

As of March 31, 2014, PBF Energy’s sole asset is a controlling economic interest of approximately 71.9% in PBF LLC, with the remaining 28.1% of the economic interests in PBF LLC held by funds affiliated with The Blackstone Group L.P., or Blackstone, and First Reserve Management, L.P., or First Reserve, and our executive officers and directors and certain employees (we refer to the holders of the remaining interests in PBF LLC as “the members of PBF LLC other than PBF Energy”). The public stockholders of PBF Energy have approximately 71.9% of the voting power in PBF Energy, and the members of PBF LLC other than PBF Energy have the remaining approximately 28.1% of the voting power in PBF Energy. As a result, Blackstone and First Reserve and the other members of PBF LLC are able to significantly influence PBF Energy. Blackstone and First Reserve are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our partnership agreement contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by Blackstone or First Reserve. See “Risk Factors—Risks Related to our Business—Blackstone and First Reserve through their ownership of units of PBF LLC have substantial influence or control over PBF LLC, and their interests may differ from those of PBF LLC, us and our public unitholders.”

Following the closing of this offering, PBF Energy, through its ownership in PBF LLC, will retain a significant interest in us. PBF LLC owns 100% of our general partner and all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.345 per unit per quarter after the closing of our initial public offering. In addition, PBF Energy, through its ownership in PBF LLC, will own 2,136,553 common units and 15,886,553 subordinated units, representing a 56.7% limited partner interest in us. Our general partner will own a noneconomic general partner interest in us. Please read “Certain Relationships and Related Party Transactions.”

While our relationship with PBF Energy is a significant strength, it is also a source of potential conflicts. Please read “Risk Factors” and “Conflicts of Interest and Fiduciary Duties.”

Risk Factors

An investment in our common units involves risks associated with our business (including PBF Energy’s business and creditworthiness), our regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in “Risk Factors.”

Formation Transactions and Partnership Structure

We were formed in February 2013 by PBF Energy to own or lease, operate, develop and acquire crude oil, refined products and similar logistics assets. In connection with the closing of this offering, we will acquire from PBF Holding (1) a 100% interest in Delaware City Terminaling, which owns the Delaware City Rail Terminal, and (2) the Toledo Truck Terminal.

At the closing of this offering the following transactions, which we refer to as the formation transactions, will occur:

•

Delaware City Refining Company LLC (“DCR”), a wholly owned subsidiary of PBF Holding, distributes all of the interests in Delaware City Terminaling and Toledo Refining distributes the Toledo Truck Terminal, in each case, to PBF Holding.

•

PBF Holding contributes (i) all of the interests in Delaware City Terminaling and (ii) the Toledo Truck Terminal to us in exchange for (a) 74,053 common units and 15,886,553 subordinated units representing an aggregate 50.2% limited partner interest in us, (b) all of our incentive distribution rights, (c) the right to receive distributions from us as reimbursement for certain preformation capital expenditures attributable to the contributed assets, (d) the right to receive the distribution of $245.8 million and

(e) the right to either (A) receive up to an additional 2,062,500 common units representing a 6.5% limited partner interest in us, (B) receive a cash distribution if the underwriters’ option to purchase additional units is exercised, or (C) a combination of both (A) and (B), and in connection with the foregoing, we will redeem PBF Holding’s initial partner interests in us for $1,000.

•	We will issue 13,750,000 common units to the public in this offering, representing a 43.3% limited partner interest in us, and will apply the net proceeds as described in “Use of Proceeds.”

•

PBF Holding distributes to PBF LLC (i) its interest in our general partner, (ii) the common units, subordinated units and incentive distribution rights, (iii) the right to receive a distribution as reimbursement for certain preformation capital expenditures, (iv) the right to receive the distribution of $245.8 million and (v) the right to receive additional common units and/or cash depending on whether the underwriters’ option to purchase additional units is exercised in whole or in part.

•	We will borrow approximately $215.8 million of term debt and use the proceeds to make a distribution to PBF LLC.

•	We will enter into a new $275.0 million revolving credit facility, which will remain undrawn at the closing of this offering.

•	We will enter into long-term commercial agreements with PBF Energy.

•	We and our general partner will enter into an omnibus agreement with PBF Energy.

•	We, our general partner and our subsidiary will enter into an operation and management services and secondment agreement with PBF Energy.

If and to the extent the underwriters exercise their option to purchase up to 2,062,500 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remaining common units, if any, will be issued to PBF LLC at the expiration of the option period. Any such units issued to PBF LLC will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. If the underwriters’ option is exercised in full, PBF LLC will own 0.5% of the common units and the public will own 99.5% of the common units. Please read “Underwriting.” If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $38.7 million. The net proceeds received in connection with any exercise of such option will be used to purchase a corresponding amount of additional U.S. Treasury or other investment grade securities, which will be used to fund anticipated capital expenditures. In addition, we will borrow under our term loan an amount equal to the net proceeds received upon any exercise of the underwriters’ option to purchase additional common units and distribute the proceeds of such borrowing to PBF LLC.

Ownership of PBF Logistics LP

After giving effect to the formation transactions and this offering, assuming the underwriters’ option to purchase additional common units is not exercised, all of our incentive distribution rights will be held indirectly by PBF Energy and our units will be held as follows:

Public Common Units (1)(2)	43.3%
PBF Energy Units:
Common Units	6.7%
Subordinated Units	50.0%
Non-Economic General Partner Interest	—

Total	100.0%

The following diagram depicts our simplified organizational and ownership structure, as of March 31, 2014, after giving effect to the formation transactions and this offering.

(1)	Includes up to 687,500 common units that may be purchased by certain of our directors, officers and related persons pursuant to direct sales or a directed unit program, as described in more detail in “Underwriting—Direct Sales to Insiders and Directed Unit Program.”
(2)	Includes 2,062,500 common units that will be issued to PBF Energy (through its ownership in PBF LLC), for no additional consideration, at the expiration of the underwriters’ option to purchase additional common units, if the underwriters do not exercise their option to purchase additional common units. If the underwriters exercise their option to purchase up to 2,062,500 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public instead of being issued to PBF Energy. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding. If the underwriters’ option is exercised in full, PBF Energy will own 0.5% of the common units and the public will own 99.5% of the common units.

The Offering

Common units offered to the public	13,750,000 common units, or 15,812,500 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	15,886,553 common units and 15,886,553 subordinated units, for a total of 31,773,106 limited partner units, regardless of whether the underwriters exercise their option to purchase any additional common units, representing 100% of the limited partner interests in us. If and to the extent the underwriters exercise their option to purchase up to 2,062,500 additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to PBF Energy (through its ownership in PBF LLC) at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. In addition, our general partner will own a noneconomic general partner interest in us and PBF Energy (through its ownership in PBF LLC) will own all of our incentive distribution rights.

Use of proceeds	We expect the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and estimated offering expenses, to be approximately $252.8 million. We intend to use the net proceeds of this offering:

•	to distribute approximately $30.0 million to PBF LLC to reimburse it for certain capital expenditures incurred prior to the closing of this offering with respect to the contributed assets;

•	to pay debt issuance costs of approximately $2.0 million related to our new revolving credit facility and term loan facility;

•	to purchase $215.8 million in U.S. Treasury or other investment grade securities which will be used to fund anticipated capital expenditures; and

•	to retain approximately $5.0 million for general partnership purposes.

We will also borrow $215.8 million (or $254.5 million if the underwriters exercise in full their option to purchase additional common units) under our term loan and distribute the proceeds of such borrowings to PBF LLC.

At the closing of this offering, we will also enter into a new $275.0 million revolving credit facility which will remain undrawn at the closing.

If and to the extent the underwriters exercise their option to purchase up to 2,062,500 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remaining common units, if any, will be issued to PBF Energy (through its ownership in PBF LLC) at the expiration of the option period. Any such units issued to PBF Energy will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.” If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $38.7 million. The net proceeds received in connection with any exercise of such option will be used to purchase a corresponding amount of additional U.S. Treasury or other investment grade securities, which will be used to fund anticipated capital expenditures. In addition, we will borrow under our term loan an amount equal to the net proceeds received upon any exercise of the underwriters’ option to purchase additional common units and use the proceeds to make a distribution to PBF LLC. See “Use of Proceeds.”

Cash distributions	We intend to pay a minimum quarterly distribution of $0.300 per unit ($1.20 per unit on an annualized basis) to the extent we generate sufficient earnings. However, since it will be our policy to set our distributions based on the level of success of our operations, the actual amount of cash we will distribute on our common and subordinated units will depend principally on the amount of earnings we can generate from our operations. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

We will adjust the amount of our distribution for the period from the closing of this offering through June 30, 2014, based on the actual length of that period.

Our partnership agreement generally provides that we will make our distribution, if any, each quarter in the following manner:

•	first, 100% to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.300 plus any arrearages from prior quarters;

•	second, 100% to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.300; and

•	third, 100% to all unitholders, pro rata, until each unit has received a distribution of $0.345.

If cash distributions to our unitholders exceed $0.345 per unit in any quarter, the holders of our incentive distribution rights will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” In certain circumstances, PBF Energy, as the initial holder of our incentive distribution rights, will have the right to reset the minimum quarterly distribution and the target distribution levels at which the incentive distributions receive increasing percentages of the cash we distribute to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Prior to making distributions, we will pay PBF Energy an annual fee of initially $2.3 million for the provision of centralized administrative services and reimburse our general partner and its affiliates, including PBF Energy, for direct or allocated costs and expenses incurred on our behalf pursuant to the omnibus agreement. In addition, prior to making distributions, we will pay an annual fee of $0.5 million to PBF Energy for the provision of certain utilities and other infrastructure-related services with respect to our business pursuant to the operation and management services and secondment agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

Pro forma cash available for distribution during the year ended December 31, 2013 was approximately $33.5 million. The amount of cash we will need to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering will be approximately $38.1 million (or an average of approximately $9.5 million per quarter). As a result, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution of $0.300 per unit per quarter ($1.20 per unit on an annualized basis) on any of our common units or subordinated units for the year ended December 31, 2013. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013.”

We believe that, based on the financial forecasts and related assumptions included under the caption “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the twelve months ending June 30, 2015,” we will have sufficient cash available for distribution to make cash distributions for the twelve months ending June 30, 2015, at the minimum quarterly distribution rate of $0.300 per unit per quarter ($1.20 per unit on an annualized basis) on all common units and subordinated units outstanding immediately after closing of this offering. However, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast.

Subordinated units

PBF Energy (through its ownership in PBF LLC) will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution of available cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. If we do not pay distributions on our subordinated units, our subordinated units will not accrue arrearages for those unpaid distributions.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (i) $1.20 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit, for each of three consecutive, non-overlapping four-quarter periods ending on or after March 31, 2017, or (ii) $1.80 (150% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit, in addition to any distribution made in respect of the incentive distribution rights, for any four-consecutive-quarter period ending on or after March 31, 2015, in each case provided that there are no arrearages on our common units at that time. In addition, the subordination period will end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions—Subordination Period.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, holders of our common units will have only limited voting rights on matters affecting our business. Holders of our common units will not have the right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of our outstanding common and subordinated units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class. Upon closing of this offering, PBF Energy will own an aggregate of approximately 56.7% of our common and subordinated units (or 50.2% of our common and subordinated units if the underwriters exercise their option to purchase additional common units in full). This will give PBF Energy the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time PBF Energy and its controlled affiliates own more than 80% of the outstanding common units, PBF Energy will have the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units, as calculated in accordance with our partnership agreement.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be approximately 20.0% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.20 per common unit, we estimate that your average allocable taxable income per year will be no more than approximately $0.24 per common unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions.”

Material U.S. federal income tax consequences	For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individuals who are citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Directed unit program	The underwriters have reserved for sale at the initial public offering price up to 5% of the common units being offered by this prospectus for sale to the directors and executive officers of our general partner and certain other employees and consultants of our sponsor and certain other participants who have expressed an interest in purchasing common units in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Direct Sales to Insiders and Directed Unit Program.”

New York Stock Exchange listing	We have been approved to list our common units on the New York Stock Exchange under the symbol “PBFX,” subject to official notice of issuance.

Thomas D. O’Malley, the Chairman of the board of directors of our general partner, and certain of his affiliates and family members have indicated an interest in purchasing up to an aggregate of $10 million of common units in this offering, or 500,000 common units at an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no common units in this offering to any of these persons, and any of these persons may determine to purchase more, less or no common units in this offering.

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical combined financial and operating data of PBF MLP Predecessor, our predecessor for accounting purposes, and summary pro forma combined financial data of PBF Logistics LP for the periods and as of the dates indicated. Our summary historical combined financial data as of December 31, 2013 and for the year ended December 31, 2013 are derived from the audited combined financial statements of our predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PBF MLP Predecessor consists of the assets, liabilities and results of operations of the Delaware City Rail Terminal assets, operated and held by Delaware City Terminaling, a wholly owned indirect subsidiary of PBF Holding, which such entity is to be conveyed to us in connection with this offering, and the Toledo Truck Terminal. The historical financial data include the assets, liabilities and results of operations of the contributed assets.

The summary pro forma combined financial data presented in the following table for the year ended December 31, 2013 are derived from the unaudited pro forma combined financial statements of PBF Logistics LP included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related formation transactions occurred as of December 31, 2013 and the pro forma statement of operations for the year ended December 31, 2013 assumes that the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the pro forma financial data give effect to, the following:

•	PBF Holding’s contribution of all of our initial assets and operations, including Delaware City Terminaling and the Toledo Truck Terminal to us;

•	our entry into a new $275.0 million revolving credit facility, which will remain undrawn at the closing of this offering;

•	$215.8 million of borrowings under our term loan facility;

•

our entry into long-term commercial agreements with PBF Energy and recognition of incremental revenues under those agreements as discussed in “Certain Relationships and Related Party Transactions—Commercial Agreements with PBF Energy”;

•	our entry into an omnibus agreement with PBF Energy;

•	our entry into an operation and management services and secondment agreement with PBF Energy;

•	the consummation of this offering and our issuance of common units to the public and common units, subordinated units and the incentive distribution rights to PBF LLC; and

•	the application of the net proceeds of this offering, together with the proceeds from borrowings under our new term loan, as described in “Use of Proceeds.”

The pro forma combined financial data do not give effect to the estimated $4.0 million in incremental annual general and administrative expense we expect to incur as a result of being a separate publicly traded partnership.

The following table presents the Non-GAAP financial measure of EBITDA, which we use in our business as a measure of performance and liquidity. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

	PBF MLP Predecessor Historical	PBF Logistics LP Pro Forma
	Year Ended December 31, 2013	Year Ended December 31, 2013
		(unaudited)
	(in thousands, except per unit data and operating information)
Statement of Operations Data:
Net revenues	$—	$50,625
Cost of goods sold	—	—
Operating expenses	6,024	6,408
General and administrative expenses	1,834	3,200
Depreciation and amortization	1,032	1,032

Operating income (loss)	(8,890)	39,985
Interest expense, net	—	(1,987)

Net income (loss)	$(8,890)	$37,998

Common unitholders interest in net income
Subordinated unitholders interest in net income
Pro forma net income per common unit
Pro forma net income per subordinated unit

Balance Sheet Data (at period end):
Cash and marketable securities	$—	$220,788
Property, plant and equipment, net	29,996	29,996
Total assets	29,996	252,809
Total debt, including current maturities	—	215,788
Total liabilities	499	215,788
Total net investment/partners’ equity	29,497	37,021

Cash Flow Data:
Cash flows (used in) provided by operating activities	$(7,858)
Cash flows used in investing activities	(11,654)
Cash flows (used in) provided by financing activities	19,512

Other Financial Data:
EBITDA (1)	$(7,858)	$41,017
Capital expenditures:
Maintenance	$—
Expansion	7,471

Total	$7,471

Operating Information:
Delaware City Rail Terminal throughput (kbpd)	69.7
Toledo Truck Terminal throughput (kbpd)	5.4

(1)	For a definition of EBITDA and reconciliations to its most directly comparable GAAP financial measures, please read “—Non-GAAP Financial Measure” below.

The following table presents a reconciliation of EBITDA to net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	PBF MLP Predecessor Historical	PBF Logistics LP Pro Forma
	Year Ended December 31, 2013	Year Ended December 31, 2013
		(unaudited)
	(in thousands)
Reconciliation of EBITDA to net income (loss):
Net income (loss)	$(8,890)	$37,998
Add:
Depreciation and amortization	1,032	1,032
Interest expense, net	—	1,987

EBITDA	$(7,858)	$41,017

Reconciliation of EBITDA to net cash provided by operating activities:
Net cash provided by (used in) operating activities	$(7,858)

EBITDA	$(7,858)

•

our sponsor’s obligations under its tax receivable agreement for certain tax benefits it may claim, and in particular that our sponsor’s assumptions regarding such payments are subject to change due to various factors outside of its control;

•	our sponsor’s expectations and timing with respect to its acquisition and capital improvements activity;

•	disruptions due to equipment interruption or failure at our sponsor’s facilities, or at third-party facilities on which our sponsor’s business is dependent;

•

the price volatility of crude oil, other feedstocks, blendstocks, refined products and fuel and utility services in commodity prices and demand for our sponsor’s refined products, and the availability and costs of crude oil and other refinery feedstocks;

•	fluctuations in crude oil differentials and any narrowing of these differentials;

•	concentration of our sponsor’s earnings in operations of its Toledo, Ohio refinery;

•

the impact of disruptions to crude oil or feedstock supply to any of our sponsor’s refineries, including disruptions due to problems with third-party logistics infrastructure or operations, including pipeline and rail transportation;

•	the impact of current and future laws, rulings and governmental regulations, including any change by the federal government in the restrictions on exporting U.S. crude oil;

•	the effects of continued economic turmoil in the global financial system on our sponsor’s business and the business of its suppliers, customers, business partners and lenders;

•	changes in the cost or availability of third-party logistics services;

•

state and federal environmental, economic, health and safety, energy and other policies and regulations, including any changes in those policies and regulations, and adverse impacts resulting from actions taken by environmental interest groups;

•

terrorist attacks, cyber-attacks, political instability, military strikes, sustained military campaigns, changes in foreign policy, threats of war, or actual war may negatively affect our and our sponsor’s operations, financial condition, results of operations, cash flows, and our ability to make distributions to our unitholders;

•	environmental incidents and violations and related remediation costs, fines and other liabilities; and

•	changes in crude oil and refined product inventory levels and carrying costs.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

In order to pay the minimum quarterly distribution of $0.300 per unit, or $1.20 per unit on an annualized basis, we will require available cash of approximately $9.5 million per quarter, or $38.1 million per year, based on the number of common and subordinated units to be outstanding immediately after closing of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volume of crude oil we throughput;

•	our entitlement to payments associated with minimum volume commitments;

•	the fees we charge for the volumes we throughput;

•	the level of our operating, maintenance and general and administrative costs; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level and timing of capital expenditures we make;

•

the amount of our operating expenses and general and administrative expenses, including reimbursements to our general partner and its affiliates, including our sponsor, in respect of those expenses and payment of the administrative fees under the omnibus agreement and the operation and management services and secondment agreement for services provided to us by our general partner and its affiliates, including our sponsor;

•	the cost of acquisitions, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our revolving credit agreement and term loan facility and other debt service requirements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We have no operating history and, accordingly, you will have a limited basis upon which to evaluate our ability to achieve our business objectives.

We have no operating results to date. Construction of our Delaware City Rail Terminal was completed and the terminal began operating in February 2013. At our Toledo Truck Terminal, one lease automatic custody transfer, or LACT, unit commenced operations in December 2012 and two additional units were made operational in May 2013. A fourth LACT unit, which has been owned and operated by our sponsor’s vendor in connection with a crude oil supply agreement, was purchased in July 2013. Since our initial assets have limited or no operating history, you will have a limited basis upon which to evaluate our ability to achieve our business objectives, which are to maintain stable cash flows and grow the quarterly distributions paid to our unitholders.

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on any of our common units or subordinated units for the year ended December 31, 2013.

Pro forma cash available for distribution during the year ended December 31, 2013 was approximately $33.5 million. We would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution of $0.300 per unit per quarter ($1.20 per unit on an annualized basis) on any of our common units or subordinated units for the year ended December 31, 2013. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013.”

operations of more geographically diversified competitors and any unforeseen events or circumstances that affect the area could also materially adversely affect our revenues and profitability. These factors include, among other things, changes in the economy, damages to infrastructure, weather conditions, demographics and population.

Restrictions in our new revolving credit and term loan facilities could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders and the value of our units.

We expect to enter into new revolving credit and term loan facilities in connection with the closing of this offering. We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our new revolving credit and term loan facilities and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders. Our new credit facility will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	incur certain liens on assets;

•	dispose of assets;

•	make certain cash distributions or redeem or repurchase units;

•	change the nature of our business;

•	engage in certain mergers or acquisitions;

•	make certain investments and acquisitions; and

•	enter into non arms-length transactions with affiliates.

Our new credit facility will contain covenants requiring us to maintain certain financial ratios. The provisions of our new credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest and other outstanding amounts, to be immediately due and payable. Such event of default would also permit our lenders to foreclose on our assets serving as collateral for our obligations under the credit facility. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment. Our revolving credit facility will also have cross-default provisions that apply to our term loan facility and to any other material indebtedness we may have. Our term loan facility will have cross default provisions that apply to our revolving credit facility and to any other material indebtedness we may have. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—New Credit Facilities.”

Our future debt levels may limit our flexibility to obtain financing and to pursue other business opportunities.

After giving effect to this offering and the related transactions, we estimate that we would have had approximately $215.8 million of debt outstanding on a pro forma basis as of December 31, 2013. Following the closing of this offering, we will have the ability to incur additional debt, including under our new revolving credit facility that we will enter into in connection with this offering. Our level of debt could have important consequences to us, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our credit facilities;

•	Our general partner determines which costs incurred by it are reimbursable by us.

•

Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•

Our partnership agreement permits us to classify up to $20.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions to PBF LLC as the holder of all of our subordinated units and the incentive distribution rights.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	PBF Energy and its controlled affiliates may exercise their right to call and purchase all of the common units not owned by them if they own more than 80% of the common units.

•

Our general partner controls the enforcement of the obligations that it and its affiliates owe to us, including our sponsor’s obligations under the omnibus agreement and its commercial agreements with us.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•

Our general partner may elect to cause us to issue common units to PBF Energy in connection with a resetting of the target distribution levels related to our incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Please read “Conflicts of Interest and Fiduciary Duties.”

PBF Energy may compete with us.

PBF Energy may compete with us. Under the omnibus agreement, PBF Energy and its affiliates will agree not to engage in, whether by acquisition or otherwise, the business of owning or operating any crude oil or refined products pipelines, terminals or storage facilities in the United States that are not within, directly connected to, substantially dedicated to, or otherwise an integral part of, any refinery owned, acquired or constructed by our sponsor. This restriction, however, does not apply to:

•	any assets owned by our sponsor at the closing of this offering (including replacements or expansions of those assets);

•	any assets acquired or constructed by our sponsor that are within, substantially dedicated to, or an integral part of any refinery owned, acquired or constructed by our sponsor;

•	any asset or business that our sponsor acquires or constructs that has a fair market value of less than $25 million;

•	any asset or business that our sponsor acquires or constructs that has a fair market value of $25 million or more;

•

any logistics asset that our sponsor acquires or constructs that has a fair market value of $25 million or more but comprises less than half of the fair market value (as determined in good faith by our sponsor)

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the market price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 13,750,000 publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. In addition, PBF Energy will own 2,136,553 common units (74,053 common units if the underwriters exercise such option in full) and 15,886,553 subordinated units, representing an aggregate of approximately 56.7% limited partner interest in us (50.2% if the underwriters exercise such option in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	the level of our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions, including interest rates and governmental policies impacting interest rates;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

You will experience immediate and substantial dilution in net tangible book value of $18.83 per common unit.

The estimated initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value of $1.17 per unit. Based on the estimated initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution of $18.83 per common unit. This dilution results primarily because the assets contributed by our sponsor are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replace those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the

PBF Energy will indirectly own 56.7% of our outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of unitholder dissatisfaction with the performance of our general partner in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner interest or the control of our general partner may be transferred to a third-party without unitholder consent.

Our general partner may transfer its general partner interest to a third-party in a merger or in a sale of all or substantially all of any assets it may own without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of PBF Energy to transfer its membership interest in our general partner to a third-party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

The incentive distribution rights held by PBF Energy may be transferred to a third-party without unitholder consent.

PBF Energy may transfer its incentive distribution rights to a third-party at any time without the consent of our unitholders. If PBF Energy transfers its incentive distribution rights to a third-party but retains its ownership interest in our general partner, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if PBF Energy had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by PBF Energy could reduce the likelihood of PBF Energy, accepting offers made by us relating to assets owned by it or its subsidiaries, as PBF Energy would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

We may issue additional units without unitholder approval, which would dilute unitholder interests.

Our partnership agreement does not limit the number of additional limited partner interests, including limited partner interests that rank senior to the common units that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•

because the amount payable to holders of incentive distribution rights is based on a percentage of the total cash available for distribution, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

PBF Energy may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, assuming that the underwriters do not exercise their option to purchase additional common units, PBF Energy will hold 2,136,553 common units and 15,886,553 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. In addition, we have agreed to provide PBF Energy with certain registration rights. The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement permits our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

PBF Energy has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time PBF Energy and its controlled affiliates own more than 80% of our common units, PBF Energy will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, PBF Energy will own approximately 13.4% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), PBF Energy will own approximately 56.7% of our outstanding common units. For additional information about this right, please read “The Partnership Agreement—Limited Call Right.”

USE OF PROCEEDS

We expect the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and estimated offering expenses, to be approximately $252.8 million. We intend to use the net proceeds of this offering:

•	to distribute approximately $30.0 million to PBF LLC to reimburse it for certain capital expenditures incurred prior to the closing of this offering with respect to the contributed assets;

•	to pay debt issuance costs of approximately $2.0 million related to our new revolving credit facility and term loan facility;

•	to purchase $215.8 million of U.S. Treasury or other investment grade securities which will be used to fund anticipated capital expenditures; and

•	to retain $5.0 million for general partnership purposes.

We will also borrow $215.8 million (or $254.5 million if the underwriters exercise in full their option to purchase up to 2,062,500 additional common units) under our term loan and distribute the proceeds of such borrowings to PBF LLC.

At the closing of this offering, we will enter into a new $275.0 million revolving credit facility which will remain undrawn at the closing.

If and to the extent the underwriters exercise their option to purchase up to 2,062,500 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remaining common units, if any, will be issued to PBF Energy at the expiration of the option period. Any such units issued to PBF Energy will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.” If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $38.7 million. The net proceeds received in connection with any exercise of such option will be used to purchase a corresponding amount of additional U.S. Treasury or other investment grade securities, which will be used to fund anticipated capital expenditures. In addition, we will borrow under our term loan an amount equal to the net proceeds received upon exercise of the underwriters’ option to purchase additional common units and use the proceeds to make a distribution to PBF LLC.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the underwriting discounts and offering expenses, to increase or decrease, respectively, by approximately $12.9 million. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the amount we borrow under our revolving credit facility and the cash distributions to PBF LLC will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

•	the historical cash and equivalents and capitalization of our predecessor as of December 31, 2013; and

•

our pro forma cash and equivalents and capitalization as of December 31, 2013, after giving effect to the pro forma adjustments described in our unaudited pro forma financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds therefrom as described under “Use of Proceeds.”

This table is derived from, should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Predecessor Historical	Partnership Pro Forma (1)
	(in thousands)
Cash and equivalents	$—	$5,000

U.S. Treasury or other investment grade securities (2)	$—	$215,788

Debt:
New revolving credit facility	$—	$—
New term loan facility (2)	—	215,788

Total debt	$—	$215,788

Net investment/partners’ equity
Net investment	$29,497	$—
Common units—public (2)	—	252,813
Common units—PBF LLC (2)	—	(25,581)
Subordinated units—PBF LLC	—	(190,211)

Total net investment/partners’ equity	29,497	37,021

Total capitalization	$29,497	$252,809

(1)	On a pro forma basis, as of December 31, 2013, the public would have held 13,750,000 common units and PBF Energy would have held an aggregate of 2,136,553 common units and 15,886,553 subordinated units.
(2)	An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts and offering expenses, to increase or decrease by $12.9 million. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the amount we borrow under our term loan facility, and the amount of U.S. Treasury or other investment grade securities we purchase, and the cash distributions to PBF LLC will increase or decrease, as applicable, by a corresponding amount.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after this offering. On a pro forma basis as of December 31, 2013, our net tangible book value was $37.0 million, or $1.17 per unit. Purchasers of common units in this offering will experience immediate and substantial dilution in pro forma net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before the offering (1)	$1.66
Decrease in pro forma net tangible book value per unit attributable to purchasers in the offering	(0.49)

Less: Pro forma net tangible book value per unit after the offering (2)		1.17

Immediate dilution in pro forma net tangible book value per unit attributable to purchasers in the offering (3)(4)		$18.83

(1)	Determined by dividing the number of units (2,136,553 common units and 15,886,553 subordinated units) to be issued to PBF LLC for its contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units to be outstanding after the offering (15,886,553 common units and 15,886,553 subordinated) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per unit would equal $19.77 and $17.90, respectively.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and borrowings under our term loan facility will increase by an amount equal to the net proceeds from such option exercise retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by PBF LLC and by the purchasers of common units in this offering upon closing of the transactions contemplated by this prospectus:

	Units Issued		Total Consideration
	Number	Percent	Amount	Percent
			(in millions)
PBF LLC (1)(2)	18.0	56.7	$(215.8)	(582.9)
Purchasers in this offering	13.8	43.3	252.8	682.9

Total	31.8	100.0	$37.0	100.0

(1)	Upon closing of the transactions contemplated by this prospectus, PBF LLC will own 2,136,553 common units and 15,886,553 subordinated units.
(2)	The assets contributed by our sponsor were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our sponsor and its affiliates, as of December 31, 2013, after giving effect to the application of the net proceeds of the offering, is as follows:

(in millions)
Book value of net assets contributed	$30.0
Less: Distribution to our sponsor from net proceeds of this offering	(30.0)
Distribution to PBF LLC from borrowings under our term loan facility	(215.8)

Total consideration	$(215.8)

Thomas D. O’Malley, the Chairman of the board of directors of our general partner, and certain of his affiliates and family members have indicated an interest in purchasing up to an aggregate of $10 million of common units in this offering, or 500,000 common units at an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no common units in this offering to any of these persons, and any of these persons may determine to purchase more, less or no common units in this offering. The foregoing discussion and tables do not reflect any potential purchases by these persons.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to our historical and pro forma Combined Financial Statements and the notes to those financial statements included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

It is our intent to distribute at least the minimum quarterly distribution of $0.300 per unit ($1.20 per unit on an annualized basis) on all of our units to the extent we generate sufficient earnings. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our earnings resulting from such growth. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining a substantial amount of the cash derived from our earnings. However, since it will be our policy to set our distributions based on the level of success of our operations, the actual amount of cash we distribute on our common and subordinated units will depend principally on the amount of earnings we can generate from our operations. In addition, as we discuss below, our ability to pay distributions is subject to various restrictions, as well as other factors.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will distribute quarterly cash distributions to our unitholders. We do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our ability to make cash distributions may be limited by certain covenants in our new revolving credit facility and term loan facility. Should we be unable to satisfy these covenants, we will be unable to make cash distributions notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—New Credit Facilities.”

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distribution on the common units, pursuant to the omnibus agreement, we will pay our sponsor an administrative fee and reimburse our general partner and its affiliates, including our sponsor, for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. We currently estimate that the total amount of such fee and reimbursed expenses will be approximately $4.2 million annually. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce our ability to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•

Our ability to make distributions to our unitholders depends on the performance of our assets and subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state limited liability company laws and other laws and regulations.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Pursuant to our distribution policy, we intend to declare a minimum quarterly distribution of $0.300 per unit for each complete quarter, or $1.20 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after closing of this offering would require us to have earnings providing amounts available for distribution of approximately $9.5 million per quarter, or $38.1 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after the closing of this offering, and the earnings needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

	Number of Units	Distributions
		One Quarter	Annualized
		(in thousands)
Publicly held common units (1)	13,750,000	$4,125	$16,500
Common units held by PBF LLC (1)	2,136,553	641	2,564
Subordinated units held by PBF LLC	15,886,553	4,766	19,064

Total (2)	31,773,106	$9,532	$38,128

(1)	Assumes that the underwriters’ option to purchase additional common units is not exercised. Please read “Prospectus Summary—Formation Transactions and Partnership Structure” for a description of the impact of an exercise of the option on the common unit ownership percentages.
(2)	Excludes 7,500 phantom units with dividend equivalent rights we will grant to the independent directors of our general partner as described in “Management—Long-Term Incentive Plan.”

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to PBF LLC at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to PBF LLC. Any such units issued to PBF LLC will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

PBF LLC will also be the initial holder of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.345 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period after the closing of this offering through June 30, 2014 based on the actual length of the period.

Subordinated Units

PBF LLC will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have earnings in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use such excess earnings to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.300 per unit for the twelve months ending June 30, 2015. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2013, derived from our unaudited pro forma financial data that are included elsewhere in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Estimated Cash Available for Distribution,” in which we explain our belief that we will be able to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve months ending June 30, 2015.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013

If we had completed this offering and related transactions on January 1, 2013, our unaudited pro forma cash available for distribution for the year ended December 31, 2013 would have been approximately $33.5 million. This amount would not have been sufficient to pay the full minimum quarterly distribution of $0.300 per unit per quarter ($1.20 per unit on an annualized basis) on any of our common units and subordinated units for such period.

Our unaudited pro forma available cash for the year ended December 31, 2013 includes $4.0 million on an annualized basis of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; director compensation; and incremental costs associated with operating our logistics assets as a growth-oriented business. These expenses are not reflected in historical financial statements of our predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus.

Unaudited Pro Forma Cash Available for Distribution

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the date indicated. In addition, cash available for distribution is primarily a cash accounting concept, while the historical financial statements of our predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distributions that we might have generated had we completed this offering on the dates indicated.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2013, the amount of cash that would have been available for distribution to our unitholders, assuming that this offering and the related formation transactions had been completed on January 1, 2013. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013.”

PBF Logistics LP

Unaudited Pro Forma Cash Available for Distribution

Year Ended December 31, 2013
(in thousands, except per unit data)
Pro Forma Net Income	$37,998
Add:
Depreciation and amortization	1,032
Interest expense, net (1)	1,987

Pro Forma EBITDA (2)	$41,017

Less:
Cash interest, net (1)	(1,472)
Maintenance capital expenditures (3)	(2,000)
Incremental general and administrative expense of being a public partnership (4)	(4,000)

Pro Forma Cash Available for Distribution	$33,545

Pro Forma Cash Distributions
Distribution per unit (based on a minimum quarterly distribution rate of $0.300 per unit)	$1.20

Annual distributions to:
Public common unitholders	$16,500
PBF LLC:
Common units (5)	2,564
Subordinated units (5)	19,064

Total distributions to PBF LLC	21,628

Total Distributions	$38,128

Shortfall	$(4,583)

(1)	Interest expense, net and cash interest, net both include commitment fees and interest expense that would have been paid by our predecessor had our revolving credit facility and term loan facility been in place during the period presented and we had borrowed $215.8 million under the term loan facility at the beginning of the period. Interest expense and cash interest are reduced by the interest income related to the $215.8 million of U.S. Treasury or other investment grade securities we intend to purchase with a portion of the proceeds from this offering. Interest expense, net also includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility. Cash interest, net excludes the amortization of debt issuance costs.
(2)	We define EBITDA and provide a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”
(3)	Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets, and for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity. Examples of maintenance capital expenditures are expenditures for the refurbishment and replacement of terminals, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

(4)	Reflects an adjustment for estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer insurance expenses; and incremental costs associated with operating our logistics assets as a growth-oriented business.
(5)	Based on the number of common units and subordinated units expected to be outstanding upon the closing of this offering, assuming that the underwriters’ option to purchase additional common units is not exercised.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015

We forecast that our estimated cash available for distribution during the twelve months ending June 30, 2015 will be approximately $43.8 million. This amount would exceed by $5.7 million the amount needed to pay the minimum quarterly distribution of $0.300 per unit on all of our units for the twelve months ending June 30, 2015.

We are providing the forecast of estimated cash available for distribution to supplement the historical financial statements of PBF MLP Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus in support of our belief that we will have sufficient cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units for the twelve months ending June 30, 2015. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would likely be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution for the forecast period on all of our units. Please read “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We do not as a matter of course make public projections as to future revenue, earnings, or other results. However, we have prepared the prospective financial information set forth below to present the estimated cash available for distribution for the twelve months ending June 30, 2015. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our knowledge and belief, the expected course of

PBF Logistics LP

Estimated Cash Available for Distribution

	Twelve Months Ending June 30, 2015	Three Months Ending
		September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
	(In thousands, except per unit data)
Total Revenues	$61,670	$14,168	$16,008	$15,660	$15,834
Costs and Expenses:
Operating and maintenance expense	7,024	1,637	1,812	1,779	1,796
General and administrative expense (1)	7,200	1,800	1,800	1,800	1,800
Depreciation expense	1,538	302	407	412	417

Total costs and expenses	15,762	3,739	4,019	3,991	4,013

Operating Income	45,908	10,429	11,989	11,669	11,821
Interest expense, net (2)	2,115	516	537	529	533

Net Income	43,793	9,913	11,452	11,140	11,288
Plus:
Interest expense, net	2,115	516	537	529	533
Depreciation expense	1,538	302	407	412	417

Estimated EBITDA (3)	47,446	10,731	12,396	12,081	12,238
Less:
Cash interest paid, net (2)	1,600	387	409	400	404
Maintenance capital expenditures (4)	2,000	425	500	538	537
Expansion capital expenditures	—	—	—	—	—

Estimated cash available for distribution	$43,846	$9,919	$11,487	$11,143	$11,297

Distributions to public common unitholders	$16,500	$4,125	$4,125	$4,125	$4,125
Distributions to PBF LLC—common units (5)	2,564	641	641	641	641
Distributions to PBF LLC—subordinated units (5)	19,064	4,766	4,766	4,766	4,766
Distributions to our general partner	—	—	—	—	—

Total distributions to unitholders and general partner	38,128	9,532	9,532	9,532	9,532

Excess (shortfall) of cash available for distribution over aggregate annualized minimum quarterly distributions	$5,718	$387	$1,955	$1,611	$1,765

(1)	Includes approximately $4.0 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.
(2)	Interest expense, net and cash interest paid, net both include the commitment fee on our $275.0 million revolving credit facility that is expected to be undrawn during the period and interest expense on our $215.8 million of borrowings under our term loan, which is reduced by interest income related to the $215.8 million of U.S. Treasury or other investment grade securities we intend to purchase with a portion of the proceeds from this offering. Interest expense, net also includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility. Cash interest, net excludes the amortization of debt issuance costs.
(3)	We define EBITDA and provide a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”
(4)	Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets, and for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity. Examples of maintenance capital expenditures are expenditures for the refurbishment and replacement of terminals, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.
(5)	Based on the number of common units and subordinated units expected to be outstanding upon the closing of this offering and assumes that the underwriters’ option to purchase additional common units is not exercised.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2015. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

Net Income and EBITDA

We estimate that we will generate net income of $43.8 million for the twelve months ending June 30, 2015, as compared to pro forma net income of $38.0 million for the year ended December 31, 2013. For the twelve months ending June 30, 2015, we estimate that our EBITDA will be $47.4 million as compared to pro forma EBITDA of $41.0 million for the year ended December 31, 2013. Based on our assumptions for the twelve months ending June 30, 2015, we expect all of our forecasted revenues to be generated by our commercial agreements with, and fees paid by, our sponsor. Additionally, our commercial agreements include provisions that generally permit our sponsor to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include our sponsor deciding to permanently or indefinitely suspend refining operations after the second anniversary of the closing of this offering at the applicable refinery that receives services under the commercial agreement, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. We have assumed no such event will occur during the forecast period.

Volumes

Our forecasted net sales have been determined by reference to historical volumes handled by us for the year ended December 31, 2013 for our sponsor. We did not have any agreements in effect with our sponsor with respect to the historical volumes handled by us for our sponsor during those periods. The forecasted net sales also take into account the commercial agreements with PBF Energy that we will enter into at the closing of this offering, as well as forecasted usage by our sponsor of services above the minimum throughput requirements under these commercial agreements. We expect that any variances between actual net sales and forecasted net sales will be driven by differences between actual volumes and forecasted volumes (subject to the minimum volume commitments of our sponsor) and by changes in uncommitted volumes.

The following table compares our forecasted volumes to pro forma historical volumes, contrasted against our minimum volume commitments.

	Pro Forma	Forecasted
	Year Ended December 31, 2013 (1)	Twelve months ending June 30, 2015	Contracted Minimum	Contracted Minimum as a Percentage of Forecast
Delaware City Rail Terminal throughput (kbpd)	69.7	82.5	75.0 through September 30, 2014, 85.0 for each subsequent quarter	100%
Toledo Truck Terminal throughput (kbpd)	5.4	4.0	4.0	100%

(1)	Represents actual throughput of the Delaware City Rail Terminal for the period February 8, 2013 through December 31, 2013 and the Toledo Truck Terminal based on the date each of its four LACT units were placed in service.

Operating and Maintenance Expense

Our operating and maintenance expenses are comprised primarily of labor expenses, utility costs, insurance premiums, repairs and maintenance expenses. We estimate that we will incur operating and maintenance expense of $7.0 million for the twelve months ending June 30, 2015 as compared to $6.4 million for the year ended December 31, 2013, on a pro forma basis. The increase in our forecasted operating and maintenance expenses compared to the year ended December 31, 2013 is primarily related to the fact that the assets were under construction and not operating during a portion of the historical period.

Our operating and maintenance expense includes an operating and administrative service fee of $0.5 million per year that we will pay to our sponsor under the operation and management services and secondment agreement for the provision of certain utilities and other infrastructure-related services with respect to our business. We also expect to reimburse our general partners and its affiliates, including our sponsor, for insurance premiums for business interruption, property and other insurance coverages in the amount of $0.5 million. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Operation and Management Services and Secondment Agreement.”

General and Administrative Expenses

We estimate that our total general and administrative expenses will be $7.2 million for the twelve months ending June 30, 2015, compared to $3.2 million for the year ended December 31, 2013, on a pro forma basis. These expenses consist of:

•

an annual fee of $2.3 million per year that we will pay to our sponsor under the omnibus agreement for the provision of various centralized administrative services for our benefit, including executive management services of our sponsor employees who devote less than 50% of their time to our business, financial and administrative services, information technology services, legal services, health, safety and environmental services, human resources services and insurance administration. For a more complete description of this agreement and the services covered by it, see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement”;

•

approximately $0.9 million of reimbursements to our general partner and its affiliates, including our sponsor, for allocated expenses of personnel who devote 50% or more of their time performing services for our benefit; and

•

approximately $4.0 million of incremental annual expenses as a result of being a separate publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations, activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation, and incremental costs associated with operating our logistics assets as a growth-oriented business.

Depreciation Expense

We estimate that depreciation expense will be approximately $1.2 million for the twelve months ending June 30, 2015. Our depreciation expense for the year ended December 31, 2013, on a pro forma basis, was $1.0 million.

Financing

We estimate that interest expense will be approximately $2.1 million for the twelve months ending June 30, 2015. Our interest expense for the year ended December 31, 2013, on a pro forma basis, also would have been approximately $2.0 million. Our interest expense for the twelve months ending June 30, 2015 is based on the following assumptions:

•

We will enter into a $275.0 million revolving credit facility, which will remain undrawn during the forecast period. The facility bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. The weighted average rate on any borrowings would be approximately 2.0%.

•

We will enter into an up to $300.0 million term loan facility. Borrowings under our term loan facility in the amount of $215.8 million will bear an average interest rate of 0.3%, net of interest earned on the $215.8 million in U.S. Treasury or other investment grade securities purchased to fund anticipated capital expenditures.

•	Interest expense includes an estimated 0.3% commitment fee for the unutilized portion of the revolving credit and term loan facilities.

•	Interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit and term loan facilities.

•	We will remain in compliance with the financial and other covenants in our revolving credit and term loan facilities.

•	An increase or decrease of 1.0% in the interest rate on our term loan borrowings and our revolving credit facility if it was fully utilized would change our annual interest expense by $4.1 million.

Capital Expenditures

We estimate that total capital expenditures for the twelve months ending June 30, 2015 will be $2.0 million as compared to pro forma capital expenditures of $7.5 million for the year ended December 31, 2013. Pro forma capital expenditures for the year ended December 31, 2013 were comprised primarily of the costs to acquire three LACT units at our Toledo Truck Terminal and costs to construct the Delaware City Rail Terminal, including approximately $1.1 million related to a project to expand its throughput unloading capacity from 105,000 bpd to 130,000 bpd. Maintenance capital expenditures during the pro forma period were de minimis, as the assets had only recently been placed into service. This forecast estimate is based on the following assumptions:

•

Maintenance Capital Expenditures. We estimate that our maintenance capital expenditures will be $2.0 million for the twelve months ending June 30, 2015. This estimate is based primarily on estimates provided by the third-party contractor that constructed the Delaware City Rail Terminal and operates it on behalf of our sponsor.

•

Expansion Capital Expenditures. Our estimate does not include any cash expenditures for expansion capital. We expect to complete the project to expand the throughput unloading capacity at our Delaware City Rail Terminal from 105,000 to 130,000 bpd. The total estimated cost of the project for the period from January 1, 2014 to its expected completion date in the third quarter of 2014 is approximately $10 million. Any costs we incur to complete the project will be funded by the sale of U.S. Treasury or other investment grade securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures”. Our estimated cash available for distribution for the twelve months ending June 30, 2015 includes an increase in the minimum throughput commitment for the Delaware City Rail Facility from 75,000 bpd to 85,000 bpd related to the expansion project.

Regulatory, Industry and Economic Factors

Our forecast of estimated EBITDA for the twelve months ending June 30, 2015 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

our sponsor will not default under any of our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

Operating Surplus

We define operating surplus as:

•	$20.0 million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement, or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $20.0 million of cash we receive in the future from non-operating sources such an asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity securities and (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

capital expenditures are expected to expand our operating capacity or our operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Maintenance capital expenditures are cash expenditures made to maintain, over the long-term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace unloading equipment or other equipment at our facilities, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Maintenance capital expenditures are included in operating expenditures and thus will reduce operating surplus.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but that are not expected to expand our operating capacity or operating income over the long term.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.300 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

PBF Energy will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending March 31, 2017, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending March 31, 2015, if each of the following has occurred:

•

distributions from operating surplus exceeded $1.80 per unit (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $1.80 per unit (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any shortfall payments that would be paid under our existing commercial agreements with PBF Energy (or similar fees to be paid by PBF Energy under future contracts) expected to be received during such period.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less then we will make additional distributions from operating surplus for that quarter among the unitholders and PBF LLC (as the holder of our incentive distribution rights) in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $0.345 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.375 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.450 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions from Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and PBF Energy (as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of PBF Energy (as the holder of our incentive distribution rights) and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Common Unit and Subordinated Unit.” The percentage interests shown for our unitholders and PBF Energy (as the holder of our incentive distribution rights) for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume PBF Energy has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total Quarterly Distribution Per Common Unit and Subordinated Unit	Marginal Percentage Interest in Distributions
		Unitholders	PBF LLC (as Holder of Incentive Distribution Rights)
Minimum Quarterly Distribution	up to $0.300	100.0%	0.0%
First Target Distribution	above $0.300 up to $0.345	100.0%	0.0%
Second Target Distribution	above $0.345 up to $0.375	85.0%	15.0%
Third Target Distribution	above $0.375 up to $0.450	75.0%	25.0%
Thereafter	above $0.450	50.0%	50.0%

PBF Energy’s Right to Reset Incentive Distribution Levels

PBF Energy, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments to PBF Energy would be set. If PBF Energy transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that PBF Energy holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and PBF Energy (as the holder of our incentive distribution rights) at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.50.

	Quarterly Distribution per Unit Prior to Reset	Unitholders	PBF Energy (as Holder of our Incentive Distribution Rights)	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $0.300	100.0%	0.0%	up to $0.500 (1)
First Target Distribution	above $0.300 up to $0.345	100.0%	0.0%	above $0.500 up to $0.575 (2)
Second Target Distribution	above $0.345 up to $0.375	85.0%	15.0%	above $0.575 up to $0.625 (3)
Third Target Distribution	above $0.375 up to $0.450	75.0%	25.0%	above $0.625 up to $0.750 (4)
Thereafter	above $0.450	50.0%	50.0%	above $0.750

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and PBF Energy (as the holder of our incentive distribution rights), in respect of its incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 31,773,106 common units outstanding and the distribution to each common unit would be $0.50 per quarter for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders	Cash Distributions to			Total Distributions
			PBF Energy (as Holder of Our Incentive Distribution Rights) Prior to Reset
		Prior To Reset	Common Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	up to $0.300	$4,125	$5,407	$—	$5,407	$9,532
First Target Distribution	above $0.300 up to $0.345	619	811	—	811	1,430
Second Target Distribution	above $0.345 up to $0.375	412	541	168	709	1,121
Third Target Distribution	above $0.375 up to $0.450	1,031	1,352	794	2,146	3,177
Thereafter	above $0.450	688	901	1,589	2,490	3,178

		$6,875	$9,012	$2,551	$11,563	$18,438

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and PBF Energy (as the holder of our incentive distribution rights) in respect of its incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 36,875,493 common units outstanding and the distribution to each common unit would be $0.50. The number of common units to be issued to PBF Energy upon the reset was calculated by dividing (1) the amount received by PBF Energy in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above, or $0.50, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.50.

	Quarterly Distribution Per Unit After Reset	Cash Distributions to Common Unitholders	Cash Distributions to			Total Distributions
PBF Energy (as Holder of Our Incentive Distribution Rights) After Reset
		After Reset	Common Units (1)	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	up to $0.500	$6,875	$11,563	$0	$11,563	$18,434
First Target Distribution	above $0.500 up to $0.575	—	—	—	—	—
Second Target Distribution	above $0.575 up to $0.625	—	—	—	—	—
Third Target Distribution	above $0.625 up to $0.750	—	—	—	—	—
Thereafter	above $0.750	—	—	—	—	—

		$6,875	$11,563	$—	$11,563	$18,434

(1)	Represents distributions in respect of the common units issued to PBF Energy upon the reset.

PBF Energy (as the holder of our incentive distribution rights) will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for PBF Energy to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights, pro rata.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of PBF MLP Predecessor, our predecessor for accounting purposes, and selected pro forma combined financial data of PBF Logistics LP for the periods and as of the dates indicated. Our selected historical combined financial data for the period July 1, 2012 (date of inception) to December 31, 2012 and for the year ended December 31, 2013 are derived from the audited combined financial statements of our predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PBF MLP Predecessor consists of the assets, liabilities and results of operations of the Delaware City Rail Terminal assets of our sponsor, operated and held by Delaware City Terminaling, a wholly owned indirect subsidiary of our sponsor, which such entity is to be conveyed to us in connection with this offering, and the Toledo Truck Terminal. The historical financial data include the assets, liabilities and results of operations of the contributed assets.

The selected pro forma combined financial data presented in the following table for the year ended December 31, 2013 are derived from the unaudited pro forma combined financial statements of PBF Logistics LP included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related formation transactions occurred as of December 31, 2013 and the pro forma statement of operations for the year ended December 31, 2013 assumes that the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the pro forma financial data give effect to, the following:

•	PBF Holding’s contribution of all of our initial assets and operations, including Delaware City Terminaling and the Toledo Truck Terminal to us;

•	our entry into a new $275.0 million revolving credit facility, which will remain undrawn at the closing of this offering;

•	$215.8 million of borrowings under our term loan facility;

•

our entry into long-term commercial agreements with PBF Energy and recognition of incremental revenues under those agreements as discussed in “Certain Relationships and Related Party Transactions—Commercial Agreements with PBF Energy”;

•	our entry into an omnibus agreement with PBF Energy;

•	our entry into an operation and management services and secondment agreement with PBF Energy;

•	the consummation of this offering and our issuance of common units to the public and common units, subordinated units and the incentive distribution rights to PBF LLC; and

•	the application of the net proceeds of this offering, together with the proceeds from borrowings under our new term loan, as described in “Use of Proceeds.”

The pro forma combined financial data do not give effect to the estimated $4.0 million in incremental annual general and administrative expense we expect to incur as a result of being a separate publicly traded partnership.

The following table presents the Non-GAAP financial measure of EBITDA, which we use in our business as a measure of performance and liquidity. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

	PBF MLP Predecessor Historical		PBF Logistics LP Pro Forma
	Period July 1, 2012 (date of inception) to December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2013
			(unaudited)
	(in thousands, except per unit data and operating information)
Statement of Operations Data:
Net revenues	$—	$—	$50,625
Cost of goods sold	—	—	—
Operating expenses	21	6,024	6,408
General and administrative expenses	569	1,834	3,200
Depreciation and amortization	—	1,032	1,032

Operating income (loss)	(590)	(8,890)	39,985
Interest expense, net	—	—	(1,987)

Net income (loss)	$(590)	$(8,890)	$37,998

Common unitholders interest in net income
Subordinated unitholders interest in net income
Pro forma net income per common unit
Pro forma net income per subordinated unit

Balance Sheet Data (at period end):
Cash and marketable securities	$—	$—	$220,788
Property, plant and equipment, net	23,557	29,996	29,996
Total assets	23,557	29,996	252,809
Total debt, including current maturities	—	—	215,788
Total liabilities	4,682	499	215,788
Total net investment/partners’ equity	18,875	29,497	37,021

Cash Flow Data:
Cash flows used in operating activities	$(590)	$(7,858)
Cash flows used in investing activities	(18,439)	(11,654)
Cash flows provided by financing activities	19,029	19,512

Other Financial Data:
EBITDA (1)	$(590)	$(7,858)	$41,017
Capital expenditures:
Maintenance	$—	$—
Expansion	23,557	7,471

Total	$23,557	$7,471

Operating Information:
Delaware City Rail Terminal throughput (kbpd)	—	69.7
Toledo Truck Terminal throughput (kbpd)	0.4	5.4

(1)	For a definition of EBITDA and reconciliations to its most directly comparable GAAP financial measures, please read “—Non-GAAP Financial Measure” below.

Non-GAAP Financial Measure

For a discussion of the Non-GAAP financial measure of EBITDA, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data Summary—Non-GAAP Financial Measure.” The following table presents a reconciliation of EBITDA to net income and net cash from operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	PBF MLP Predecessor Historical		PBF Logistics LP Pro Forma
	Period July 1, 2012 (date of inception) to December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2013
			(unaudited)
	(in thousands)
Reconciliation of EBITDA to net income (loss):
Net income (loss)	$(590)	$(8,890)	$37,998
Add:
Depreciation and amortization	—	1,032	1,032
Interest expense, net	—	—	1,987

EBITDA	$(590)	$(7,858)	$41,017

Reconciliation of EBITDA to net cash provided by operating activities:
Net cash used in operating activities	$(590)	$(7,858)

EBITDA	$(590)	$(7,858)

Income Tax Expenses. Prior to this offering, we were included in our sponsor’s consolidated U.S. federal income tax return, in which we were treated as a flow-through entity for income tax purposes. Following the closing of this offering, we will be treated as a partnership for U.S. federal income tax purposes, with each partner being separately taxed on its share of taxable income; therefore, there will be no income tax expense in our financial statements.

Financing. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $0.300 per unit per quarter ($1.20 per unit on an annualized basis). As a result, we expect to fund future capital expenditures primarily from the sale of U.S. Treasury or other investment grade securities, external sources including borrowings under our revolving credit facility, and issuances of equity and debt securities. In connection with the closing of this offering, we will enter into a five-year, $275.0 million revolving credit facility and a three-year, up to $300.0 million term loan facility. The revolving credit facility will be undrawn at closing and available for working capital and other general partnership purposes.

Other Factors That Will Significantly Affect Our Results

Supply and Demand for Crude Oil and Refined Products. We generate revenue by charging fees for receiving, handling and transferring crude oil. Following the consummation of this offering, all of our revenues will be derived from fee-based commercial agreements with our sponsor with initial terms of seven years, which we believe will enhance the stability of our cash flows. The volume of crude oil that we throughput depends substantially on our sponsor’s refining margins. Refining margins are dependent mostly upon the price of crude oil or other refinery feedstocks and the price of refined products. These prices are affected by numerous factors beyond our or our sponsor’s control, including the global supply and demand for crude oil and gasoline and other refined products. The current global economic weakness and high unemployment in the United States could depress demand for refined products. The impact of low demand may be further compounded by excess global refining capacity and high inventory levels. Several refineries in North America and Europe have been temporarily or permanently shut down in response to falling demand and excess refining capacity. If the demand for refined products decreases, or if our sponsor’s crude oil costs exceed the value of the refined products it produces, our sponsor may reduce the volumes of crude oil that we handle.

Acquisition Opportunities. We plan to pursue strategic acquisitions that complement our existing assets and that will provide attractive returns for our unitholders. We may acquire additional logistics assets from our sponsor or third parties. We also have a right of first offer on certain logistics assets retained by our sponsor to the extent our sponsor decides to sell or otherwise dispose of any of those assets. In addition, our sponsor may, under certain circumstances, offer us the opportunity to purchase additional logistics assets that our sponsor may acquire or construct in the future. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” Our commercial agreements provide us with options to purchase certain assets at our sponsor’s Delaware City and Toledo refineries related to our business in the event our sponsor permanently shuts down either the Delaware City refinery or the Toledo refinery. In addition, our commercial agreements provide us with the right to use certain assets at our sponsor’s Delaware City refinery or Toledo refinery in the event of a temporary shutdown. Furthermore, we believe our current asset base and our knowledge of the regional markets in which we operate will allow us to target and consummate potentially accretive third-party acquisitions. We intend to pursue these opportunities both independently and jointly with our sponsor in connection with our sponsor’s growth strategy, which may include the acquisition of retail assets and additional refinery capacity. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our cash available for distribution.

Third-Party Business. Immediately following the closing of this offering, our sponsor will account for all of our revenues. We plan to seek to further diversify our customer base by potentially developing third-party expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our new revolving credit facility, and the issuance of additional debt and equity securities as appropriate given market conditions and the liquidation of U.S. Treasury and other investment grade securities that will be pledged under our term loan facility. We will sell our U.S. Treasury or other investment grade securities over time to fund our capital expenditures. Immediately prior to selling such securities, we will repay an equal amount of term loan borrowings with borrowings under our new revolving credit facility. As a result, our U.S. Treasury and other investment grade securities, coupled with the availability under our new revolving credit facility, initially provide us with the ability to fund capital expenditures without increasing the net amount of our outstanding borrowings. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness.

We intend to pay a minimum quarterly distribution of $0.300 per unit per quarter, which equates to $9.5 million per quarter, or $38.1 million per year, based on the number of common and subordinated units to be outstanding immediately after closing of this offering. We do not have a legal or contractual obligation to pay this distribution. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

New Credit Facilities

Concurrent with the closing of this offering, we will enter into agreements for a five-year, $275.0 million senior secured revolving credit facility and a three-year, up to $300.0 million term loan facility, each with Wells Fargo Bank, National Association, as administrative agent, and a syndicate of lenders.

The revolving credit facility will be available to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes. We also have the ability to increase the maximum amount of the revolving credit facility by an aggregate amount of up to $325.0 million, to a total facility size of $600.0 million, subject to receiving increased commitments from lenders or other financial institutions and satisfaction of certain conditions. The revolving credit facility includes a $25.0 million sublimit for standby letters of credit and a $25.0 million sublimit for swingline loans. Obligations under the credit facility and certain cash management and hedging obligations designated by us will be guaranteed by our restricted subsidiaries, and will be secured by a first priority lien on our assets and those of our restricted subsidiaries other than excluded assets and a guaranty of collection from PBF LLC. The maturity date of the credit facility may be extended for one year on up to two occasions, subject to certain customary terms and conditions. Borrowings under the revolving credit facility will bear interest at either a base rate plus an applicable margin ranging from 0.75% to 1.75%, or at LIBOR plus an applicable margin ranging from 1.75% to 2.75%. The applicable margin will vary based upon our Consolidated Total Leverage Ratio, as defined in the credit agreement.

The term loan will be used to fund distributions to PBF LLC and the term loan will be guaranteed by a guaranty of collection from PBF LLC and secured at all times by cash, U.S. Treasury or other investment grade securities in an amount equal to or greater than the outstanding principal amount of the term loan. Borrowings under the term loan will bear interest at either a base rate plus an applicable percentage per annum equal to (a) in the case of a Eurodollar Rate Loan, 0.25% and (b) in the case of a Base Rate Loan, 0%.

The revolving credit facility contains affirmative and negative covenants customary for revolving credit facilities of this nature that, among other things, limit or restrict our ability and the ability of our restricted subsidiaries to incur or guarantee debt, incur liens, make investments, make restricted payments, amend material contracts, engage in business activities, engage in mergers, consolidations and other organizational changes, sell, transfer or otherwise dispose of assets or enter into burdensome agreements or enter into transactions with affiliates on terms that are not arm’s length. The term loan agreement contains affirmative and negative covenants customary for term loans of this nature that, among other things, limit our use of the proceeds and restrict our ability to incur liens and enter into burdensome agreements.

Additionally, we will be required to maintain the following financial ratios, each tested on a quarterly basis for the immediately preceding four quarter period then ended (or such shorter period as shall apply, the “Measurement Period”): (a) until such time as we obtain an investment grade credit rating, Consolidated Interest Leverage Ratio (as defined in the credit agreement), of at least 2.50 to 1.00, (b) Consolidated Total Leverage Ratio of not greater than 4.00 to 1.00 (or 4.50 to 1.00 at any time after (i) we have issued at least $100 million of unsecured notes and (ii) in addition (and without prejudice) to clause (i), upon the consummation of a material permitted acquisition (as defined in the credit facility) and for two-hundred seventy days immediately thereafter (an “Increase Period”), if elected by us by written notice to the Administrative Agent given on or prior to the date of such acquisition, the maximum permitted ratio shall be increased by 0.50 to 1.00 above the otherwise relevant level (the “Step-Up”)); provided that Increase Periods may not be successive unless the ratio has been complied with for at least one Measurement Period ending after such Increase Period (i.e., without giving effect to the Step-Up) and (c) after we have issued at least $100 million of unsecured notes, Consolidated Senior Secured Leverage Ratio (as defined in the credit agreement) of not greater than 3.50 to 1.00. The revolving credit agreement generally prohibits us from making cash distributions (subject to certain exceptions) except so long as no default or event of default exists or would be caused thereby, and only to the extent permitted by our partnership agreement, we may make cash distributions to unitholders up to the amount of our available cash (as defined in our partnership agreement).

The agreements contain events of default customary for transactions of their nature, including, but not limited to (and subject to grace periods in certain circumstances), the failure to pay any principal, interest or fees when due, failure to perform or observe any covenant contained in the credit agreement or related documentation, any representation or warranty made in the agreements or related documentation being untrue in any material respect when made, default under certain material debt agreements, commencement of bankruptcy or other insolvency proceedings, certain changes in our ownership or the ownership or board composition of our general partner and material judgments or orders. Upon the occurrence and during the continuation of an event of default under the agreements, the lenders may, among other things, terminate their commitments, declare any outstanding loans to be immediately due and payable and/or exercise remedies against us and the collateral as may be available to the lenders under the agreements and related documentation or applicable law.

At the closing of this offering, we expect we will borrow approximately $215.8 million under the term loan facility and use $215.8 million of the proceeds from the offering to purchase U.S. Treasury or other investment grade securities. We will pledge such securities to secure the term loan facility and distribute the $215.8 million borrowed under the term loan facility to PBF LLC. If the underwriters exercise their option to purchase up to an additional 2,062,500 common units from us in full, we will borrow up to approximately $38.7 million in additional funds under the term loan facility. We will then purchase and pledge an equal amount of additional U.S. Treasury or other investment grade securities to further secure the additional borrowings under the term loan facility. We will distribute the additional $38.7 million borrowed under the term loan facility to PBF LLC. See “Use of Proceeds.”

We expect that we will sell the $215.8 million in U.S. Treasury or other investment grade securities that are purchased with proceeds from this offering and used to secure the term loan facility in order to fund capital expenditures. Immediately prior to selling such securities, we will repay an equal amount of term loan borrowings with borrowings under our new revolving credit facility. As a result, there will be no change in the net amount of our outstanding borrowings.

Borrowings under our credit facility and the term loan are subject to a number of customary conditions, including the negotiation, execution and delivery of definitive documentation and the closing of this offering.

technology and applying current regulations, as well as our own internal environmental policies. The actual settlement of our liability for environmental matters could materially differ from our estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

Qualitative and Quantitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Because we do not generally own the crude oil that is distributed through our facilities, and because all of our commercial agreements with our sponsor require our sponsor to bear the risk of any material volume loss relating to the services we provide, we have minimal direct exposure to risks associated with fluctuating commodity prices.

Debt that we incur under our revolving credit facility and term loan facility will bear interest at a variable rate and will expose us to interest rate risk. A 1.0% change in the interest rate associated with the borrowings outstanding under these facilities would result in a $4.1 million change in our interest expense, assuming we were to borrow all $275.0 million under our revolving credit facility and the balance of our term loan facility was $215.8 million.

PBF Energy may, under certain circumstances, offer us the opportunity to purchase additional logistics assets that it may acquire or construct in the future. For example, PBF Energy is currently expanding its approximate 40,000 bpd heavy crude oil unloading terminal at its Delaware City refinery to approximately 80,000 bpd. This project is expected to be completed by the end of the third quarter of 2014 and we may have an opportunity to purchase this terminal if desired. Furthermore, we believe that our current asset base and our knowledge of the refining logistics sector will allow us to identify third-party acquisitions that will provide compelling returns to our unitholders.

•

Pursue Organic Growth Initiatives. We intend to pursue organic growth projects with our sponsor that complement and expand our existing operational footprint. We will examine projects that arise from the growth of PBF Energy’s refining operations and from third-party activity in our areas of operation. For example, PBF Energy is positioning its Toledo refinery to be able to receive crude oil from the Utica Shale by truck when output becomes available, which would provide us with an opportunity to expand throughput volumes at our Toledo Truck Terminal. PBF Energy also is currently pursuing an expansion project at its Toledo refinery that will increase its tank storage capacity from approximately 3.4 million barrels to 3.9 million barrels.

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Seek to Optimize Our Existing Assets and Pursue Third-Party Volumes. We intend to enhance the profitability of our existing assets by increasing throughput volumes from PBF Energy, attracting third-party volumes, improving operating efficiencies and managing costs.

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Maintain Safe, Reliable and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance, and efficiency of our operations. We will seek to improve operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. For example, we believe our and our sponsor’s operations comply with the recently enacted emergency orders governing shipments of petroleum crude oil transported by rail. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•

Relationship with PBF Energy. One of our key strengths is our relationship with PBF Energy. We will serve as PBF Energy’s primary vehicle to expand the logistics assets supporting its business. We believe that PBF Energy will be incentivized to grow our business as a result of its significant indirect economic interest in us including 100% ownership of our general partner, a 56.7% limited partnership interest in us and all of our incentive distribution rights. In particular, we expect to benefit from the following aspects of our relationship with PBF Energy:

—	Acquisition Opportunities. Under the omnibus agreement, PBF Energy has granted us a right of first offer on certain logistics assets that it will retain following this offering and may, under certain circumstances, offer us the opportunity to purchase additional logistics assets that it may acquire or construct in the future. We also expect to jointly pursue strategic acquisitions with PBF Energy that complement and grow our asset base.

—	Strength of PBF Energy’s Refining Business. PBF Energy’s Delaware City, Paulsboro and Toledo refineries have a combined throughput capacity of 540,000 bpd, making PBF Energy the fifth largest independent refiner in the United States. PBF Energy’s refineries provide it with buying power advantages, and it benefits from the cost efficiencies that result from operating three large refineries. In addition, its refinery assets are located in high-demand regions where product demand exceeds refining capacity.

—	Access to Operational and Industry Expertise. We expect to benefit from PBF Energy’s extensive operational, commercial and technical expertise, as well as its industry relationships throughout the midstream and downstream value chain, as we look to optimize and expand our existing asset base.

•

Stable Cash Flows Supported by Long-Term, Fee-Based Contracts with Minimum Volume Commitments. We will initially generate all of our revenue under long-term, fee-based contracts with PBF Energy. Each of our commercial agreements with PBF Energy will include minimum volume commitments and will have fees adjusted for changes in the Producer Price Index and any increase in our operating costs for providing such services under such agreements, thereby providing us with stable and predictable minimum cash flows.

•

Strategically Located and Highly Integrated Assets. Our logistics assets are integral to the operations of PBF Energy’s refineries. Our Delaware City Rail Terminal currently receives a substantial portion of the light crude oil processed by the Delaware City and Paulsboro refineries, and the Toledo Truck Terminal provides important feedstock supply infrastructure for the Toledo refinery.

•

High-Quality, Well-Maintained Asset Base. We continually invest in the maintenance and integrity of our assets and have developed various programs to help us efficiently monitor and maintain the assets. We employ an asset integrity program, which focuses on risk analysis, assessment, inspection, preventive measures, repair and data integration to provide reliable operations and to prevent, control and mitigate unintentional releases of hazardous materials. We also have developed and use industrial processes to monitor and control our operations. In addition, our Delaware City Rail Terminal commenced operations in February 2013 and requires a relatively small amount of maintenance capital expenditures relative to peers with older assets.

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Financial Flexibility. We believe that we will have the financial flexibility to execute our growth strategy through access to the debt and equity capital markets, as well as the approximately $275.0 million of available capacity under our revolving credit facility that we expect to enter into at the closing of this offering.

•

Experienced Management and Operations Teams with a Demonstrated Track Record of Acquiring, Integrating and Operating Logistics Assets. Both our management and our operations teams have significant experience in the management and operation of logistics assets and the execution of expansion and acquisition strategies. Our management team has a proven track record of working together successfully to operate refining and logistics assets and to execute expansion and acquisition strategies, including while previously at Tosco Corporation and Premcor Inc.

Our Assets and Operations

Our initial assets include:

•

Delaware City Rail Terminal. Our Delaware City Rail Terminal is a light crude oil rail unloading terminal which commenced operations in February 2013 and serves our sponsor’s Delaware City refinery and Paulsboro refinery delivered by barge by our sponsor. It is capable of discharging up to 105,000 bpd and has a double-loop track, which can hold up to two 100-car unit trains. The terminal is capable of unloading a single unit train in approximately 14 hours. An expansion project is underway that will increase the Delaware City Rail Terminal’s unloading capacity from 105,000 bpd to 130,000 bpd in the third quarter of 2014. The operational flexibility afforded by the rail terminal has the potential to enhance the profitability at both refineries by allowing the refineries to optimize their respective crude oil slates. The Delaware City Rail Terminal allows our sponsor’s East Coast refineries to source crude oil from Western Canada and the Midcontinent, which currently provide significant cost advantages compared to international crude oil that has historically been processed at our sponsor’s East Coast refineries and that is priced off of Brent. Our sponsor’s East Coast refineries at Delaware City and Paulsboro have a combined refining capacity of 370,000 bpd.

•

Toledo Truck Terminal. Our Toledo Truck Terminal serves our sponsor’s Toledo refinery. The Toledo Truck Terminal has unloading capacity of 15,000 bpd. PBF Energy acquired the Toledo refinery in 2011 and has added additional truck crude oil unloading capabilities that provide feedstock sourcing flexibility for the refinery and enable Toledo to run a more cost-advantaged crude oil slate. The Toledo refinery processes light, sweet crude oil and has a throughput capacity of 170,000 bpd.

Our Relationship with PBF Energy

One of our principal strengths is our relationship with PBF Energy. PBF Energy has a significant interest in our partnership through its ownership of our general partner, a 56.7% limited partner interest in us and all of our incentive distribution rights. For the year ended December 31, 2013, our sponsor reported revenues and net income of $19.2 billion and $214.1 million, respectively.

In connection with the closing of this offering, we will enter into long-term, fee-based commercial agreements with our sponsor, under which we will provide various logistics services to our sponsor’s refineries. Each of these agreements will include minimum volume commitments, which we believe will enhance the stability of our cash flows and will have fees indexed to the Producer Price Index and any increase in our operating costs for providing such services.

In addition to the benefits we expect to receive as a result of our long-term, fee-based commercial agreements with PBF Energy, we also anticipate that our relationship with our sponsor will provide us with growth opportunities.

In addition to the commercial agreements described above, we also will enter into the following agreements with our sponsor:

Omnibus Agreement. Upon the closing of this offering, we will enter into an omnibus agreement with our sponsor under which our sponsor will agree not to compete with us under certain circumstances and will grant us a right of first offer to acquire the right of first offer assets, including certain terminals and other related assets located at our sponsor’s refineries. In addition, our sponsor also may, under certain circumstances, offer us the opportunity to purchase additional logistics assets that our sponsor may acquire or construct after this offering. The omnibus agreement will also address our payment of a $2.3 million annual fee to our sponsor, for our sponsor’s provision of centralized administrative services, including executive management services of our sponsor’s employees who devote less than 50% of their time to our business, financial and administrative services, information technology services, legal services and health, safety and environmental services. This annual fee may by increased or decreased by our sponsor on the second anniversary of the closing of this offering (and each anniversary thereafter), by a percentage equal to the change in the Producer Price Index or to reflect any increase in the cost of providing administrative services to us, but the fee will never be decreased below the initial amount of $2.3 million per year unless the type or extent of the services provided by our sponsor materially decreases. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.”

Operation and Management Services and Secondment Agreement. Upon the closing of this offering, we, our general partner and our subsidiary will enter into an operation and management services and secondment agreement with our sponsor and certain of its subsidiaries, pursuant to which our sponsor and its subsidiaries will provide to us and our subsidiary the personnel necessary for us to perform our obligations under the commercial agreements. We will reimburse our sponsor for the use of such employees and the provision of certain utilities and infrastructure-related services for our benefit. The operation and management services and secondment agreement will also address our payment of a $0.5 million annual fee to our sponsor, indexed to the Producer Price Index, for the provision of such services. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Operation and Management Services and Secondment Agreement.”

Contribution Agreement. In connection with the closing of this offering, we will enter into a contribution and conveyance agreement, which we refer to as the contribution agreement, with our sponsor and certain of its subsidiaries and our general partner that will effect the formation transactions, including the transfer of ownership interest in Delaware City Terminaling and the contribution of the Toledo Truck Terminal. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Contribution Agreement.”

provide a means to attract and retain individuals who will provide services to us by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. The LTIP provides for grants of (1) Restricted Units, (2) unit appreciation rights, referred to as UARs, (3) unit options, referred to as Options, (4) Phantom Units, (5) Unit Awards, (6) substitute awards, (7) other Unit-Based Awards, (8) cash awards, (9) performance awards and (10) distribution equivalent rights, referred to as DERs, collectively referred to as Awards.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the “committee” for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act, the full Board or a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed 1,588,655 common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, such common unit will again be available for issue, transfer, or exercise pursuant to Awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under the LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Awards

Restricted Units. A Restricted Unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. The committee shall provide, in the Restricted Unit agreement, whether the Restricted Unit will be forfeited upon certain terminations of employment. Unless otherwise determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will generally be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Unit with respect to which such common unit or other property has been distributed.

Options. We may grant Options to eligible persons. Option Awards are options to acquire common units at a specified price. The exercise price of each Option granted under the LTIP will be stated in the Option agreement and may vary; provided, however, that, the exercise price for an Option must not be less than 100% of the fair market value per common unit as of the date of grant of the Option unless that Option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be owned upon the consummation of the formation transactions and this offering by:

•	each person known by us to be a beneficial owner of more than 5% of the units;

•	each of the directors and director nominees of our general partner;

•	each of the named executive officers of our general partner; and

•	all directors, director nominees and executive officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

Thomas D. O’Malley, the Chairman of the board of directors of our general partner, and certain of his affiliates and family members have indicated an interest in purchasing up to an aggregate of $10 million of common units in this offering, or 500,000 common units at an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no common units in this offering to any of these persons, and any of these persons may determine to purchase more, less or no common units in this offering.

Percentage of total units to be beneficially owned after this offering is based on common units outstanding. The table assumes that the underwriters’ option to purchase additional common units is not exercised. The following table does not include any common units that directors, director nominees and executive officers of our general partner may purchase in this offering through direct sales or the directed unit program described under “Underwriting—Direct Sales to Insiders and Directed Unit Program” or any phantom units with distribution equivalent rights that may be granted under our long-term incentive plan. Except as otherwise indicated, the business address for each of the following persons is One Sylvan Way, Second Floor, Parsippany, New Jersey 07054.

Name of Beneficial Owner	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
PBF Energy Inc. (1)	2,136,553	13.4%	15,886,553	100.0%	56.7%
Directors and Executive Officers:
Thomas D. O’Malley	—	—	—	—	—
Thomas J. Nimbley	—	—	—	—	—
Michael D. Gayda	—	—	—	—	—
Matthew C. Lucey	—	—	—	—	—
Jeffrey Dill	—	—	—	—	—
Erik Young	—	—	—	—	—
Director Nominees:
Bruce A. Jones	—	—	—	—	—
George E. Ogden	—	—	—	—	—
Dave Roush	—	—	—	—	—
All directors, director nominees and executive officers as a group (9 persons)	—	—	—	—	—

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, PBF Energy will own 2,136,553 common units and 15,886,553 subordinated units representing a 56.7% limited partner interest in us and all of our incentive distribution rights. PBF Energy will also own our general partner. Our general partner will own a noneconomic general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following information summarizes the distributions and payments made or to be made by us to our general partner and its affiliates, including our sponsor, in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, may not equal the distributions and payments that would result from arm’s-length negotiations.

Formation Stage

The aggregate consideration received by our general partner and its affiliates, including PBF Energy, for the contribution of certain assets and liabilities to us includes:

•	2,136,553 common units;

•	15,886,553 subordinated units;

•	a noneconomic general partner interest; and

•	all of the incentive distribution rights;

In addition, in connection with the closing of this offering, we will purchase $215.8 million ($254.5 million if the underwriters exercise in full their option to purchase additional common units) of U.S. Treasury or other investment grade securities, which will be used to fund anticipated capital expenditures. In addition, we will borrow $215.8 million ($254.5 million if the underwriters exercise in full their option to purchase additional common units) under our term loan and distribute the proceeds of such borrowing to PBF LLC.

Operational Stage

Distributions of available cash to our general partner and its affiliates. We will generally make cash distributions to unitholders pro rata, including our sponsor as holder of an aggregate of common units and all of the subordinated units.

Payments to our general partner and its affiliates. We will pay an annual fee of initially $2.3 million to our sponsor for the provision of certain centralized administrative services, including the management services of our sponsor’s employees who devote less than 50% of their time to our business. We also will reimburse our sponsor for allocated expenses of personnel who devote 50% or more of their time performing services for our benefit. In addition, we are required to reimburse our general partner and its affiliates, including our sponsor, for all direct and indirect expenses that they incur on our behalf. Except to the extent specified under the omnibus agreement, our general partner determines the amount of these expenses. In addition, we will pay an annual fee of $0.5 million to our sponsor for the provision of certain utilities and other infrastructure-related services with respect to our business pursuant to the operation and management services and secondment agreement. We will also reimburse our sponsor and its subsidiaries for any direct costs actually incurred by our sponsor for our benefit. Please read “—Agreements Governing the Transactions” below and “Management—Executive Compensation.”

Liquidation Stage

Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

consecutive months or more, then either party will have the right to terminate the respective commercial agreement to the extent affected by the force majeure on no less than twelve months’ prior written notice to the other party; provided, however, that under each commercial agreement with our sponsor, we and our sponsor may agree to terminate the respective commercial agreement to the extent affected by the force majeure event prior to the expiration of the twelve-month notice period in order for us to enter into a new agreement with any third-party. Notwithstanding the immediately preceding sentence, our sponsor will have the right, prior to the effectiveness of the force majeure termination notice, to elect to continue making shortfall payments and we will not be permitted to terminate the applicable commercial agreement for so long as our sponsor continues to make such shortfall payments.

The applicable fees in each commercial agreement will be adjusted on January 1 of each year starting January 1, 2015, by the amount of any change in the Producer Price Index provided that the adjustment shall not result in a fee below the initial fee in effect at the closing of this offering. The fees described in each commercial agreement also presume that such fees are not challenged or subsequently altered by any governmental authority.

If PBF Energy fails to throughput aggregate volumes equal to its minimum throughput commitment during any contract quarter, then PBF Energy will pay us a shortfall payment equal to the terminaling service fee multiplied by the difference between the minimum throughput commitment and the volume of products actually delivered to the terminal by PBF Energy during the applicable contract quarter.

Under the agreements, PBF Energy will bear the risk of loss at all times of any products handled or throughput by PBF Energy or PBF Energy’s designee at the terminal. Unless we experience a spill or other release of product while the product is in our custody, all volumetric losses and gains in product shall be for PBF Energy’s or such designee’s account, as applicable.

If new laws or regulations are adopted that require us to make substantial and unanticipated capital expenditures (other than maintenance capital expenditures), we may, by written notice to our sponsor, request to negotiate an adjustment in the throughput fee, or other fees and charges paid under the respective agreements, as applicable, to cover our sponsor’s pro rata portion of any reasonable, incremental, out-of-pocket costs we would incur to comply with the change in law; provided, however, if the cost increases by more than 200%, our sponsor may terminate the agreements.

Our sponsor may request that we make certain capital expenditures and we shall make such capital expenditures; provided, however, that we shall not be required to make any such capital expenditure if such expenditure would materially adversely affect our operations under the applicable commercial agreement, as determined in our reasonable discretion. Our sponsor shall reimburse us for its pro rata portion of any reasonable, incremental, out-of-pocket costs of any such expenditure. Notwithstanding the foregoing, except as provided in the omnibus agreement, any maintenance capital expenditure required for us to continue to provide the services specified under the agreement shall be paid for by us.

A party will be in default under the respective commercial agreements if (i) such party fails to pay owed amounts when due; (ii) such party fails to perform material obligations or covenants, if such failure is not cured within 15 business days; (iii) such party breaches any representation or warranty in any material respect, if not cured within 15 business days; or (iv) such party becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicates its consent to, approval of, or acquiescence in, a similar proceeding. Additionally, we will be in default if we allow to exist any liens, subject to specified exceptions, on the products at our terminal facilities. If an event of default occurs and is continuing beyond the applicable cure period, the non-defaulting party will have the right to terminate the respective commercial agreement. Additionally, if we are the defaulting party under a respective commercial agreement, our sponsor will be entitled to suspend its payment and other obligations under the respective commercial agreement and our sponsor or its designee may reclaim any of its crude oil in our possession.

Toledo Truck Unloading & Terminaling Services Agreement

Upon the closing of this offering, we will enter into a Toledo Truck Unloading & Terminaling Services Agreement with our sponsor under which we will provide truck unloading services to our sponsor’s Toledo refinery. Under the truck unloading and services agreement, our sponsor will be obligated to throughput aggregate volumes at our Toledo Truck Terminal as follows:

The minimum throughput commitment will be 4,000 bpd (on a quarterly average basis) of crude oil throughput at the Toledo Truck Terminal for a fee equal to $1.00 per barrel for all volumes of crude oil throughput up to the minimum throughput commitment and $1.00 per barrel for all volumes of crude oil throughput in excess of the minimum throughput commitment (in any contract quarter).

We are required to maintain the capabilities of our Toledo Truck Terminal such that our sponsor may throughput at least 4,000 bpd on a quarterly average basis of crude oil on the Toledo Truck Terminal. To the extent that our sponsor is prevented from throughputting at least such volumes on the Toledo Truck Terminal, on a quarterly average basis, for more than seven days per quarter as a result of our failure to maintain capacities, then our sponsor’s aggregate throughput commitments for the Toledo Truck Terminal will be reduced proportionately to the extent of the difference between such aggregate minimum throughput capacity and the actual available aggregate throughput capacity, prorated for the portion of the quarter during which throughput capacity was unavailable.

Participation in this Offering

Thomas D. O’Malley, the Chairman of the board of directors of our general partner, and certain of his affiliates and family members have indicated an interest in purchasing up to an aggregate of $10 million of common units in this offering, or 500,000 common units at an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no common units in this offering to any of these persons, and any of these persons may determine to purchase more, less or no common units in this offering.

Review, Approval or Ratification of Transactions with Related Persons

The board of directors of our general partner expects to adopt a written related party transactions policy to document procedures pursuant to which “related party transactions” are reviewed, approved or ratified. Under Item 404 of Regulation S-K, a “related party transaction” means any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000, and any related person has a direct or indirect material interest. The policy covers all transactions between us and any related party (including any transactions requiring disclosure under Item 404), other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions.

The policy is expected to state that, in most instances, the conflicts committee is best suited to review and approve related party transactions that may arise within our partnership. However, the policy permits the disinterested members of the board of directors of our general partner to exercise any authority otherwise assigned to the conflicts committee by the policy. In particular, the board of directors of our general partner believes that any related party transaction in which any director is interested should typically be reviewed and approved by all disinterested members of the board. An interested director is not allowed to vote upon a transaction in which he is involved. Depending upon the issue presented, the disinterested members of the board may request to hear from the interested director during the course of its deliberations, but the interested director does not vote upon the matter and is not present during the vote on the matter.

A related party transaction may be consummated only if it is ratified or approved by the conflicts committee or disinterested members of the board of directors of our general partner and if it is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third-party.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $20.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of PBF Energy have a fiduciary duty to make decisions in the best interests of the owners of PBF Energy, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including PBF Energy, they have fiduciary duties to PBF Energy that may cause them to pursue business strategies that disproportionately benefit PBF Energy or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as PBF Energy, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 56.7% of our outstanding common and subordinated units, including all of our subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither we nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may appoint a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, an affiliate of our general partner will own 56.7% of our outstanding common and subordinated units, including all of our subordinated units.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby and assuming that the underwriters do not exercise their option to purchase additional units, our general partner and its affiliates, including our sponsor, will hold an aggregate of 2,136,553 common units and 15,886,553 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our sponsor are subject to the lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act other than any units purchased in this offering by the directors or executive officers of our general partner pursuant to direct sales or the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to the closing of this offering. Please read “Underwriting—Direct Sales to Insiders and Directed Unit Program.” Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; and

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration by us of any of these units or other partnership securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against certain liabilities under the Securities Act or any applicable state securities laws arising from

The remainder of this discussion is based on the opinion of Vinson & Elkins LLP that we will be treated as a partnership for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any U.S. federal income tax. Rather, each unitholder will be required to report on its own U.S. federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing through December 31, 2016, will be allocated, on a cumulative basis, an amount of U.S. federal taxable income that will be approximately 20.0% of the cash distributed through that date. These estimates are based upon the assumption that earnings from operations will approximate the amount available to make the assumed distribution on all units and other assumptions with respect to our earnings from operations, capital expenditures, cash flow, net working capital and cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates.

For any taxable year ending on or before December 31, 2025, holders of common units (excluding common units and converted subordinated units held by PBF LLC or its affiliates) may be allocated additional gross operating income; provided that no such special allocation shall be made to the extent a purchaser of common units in this offering would be allocated an amount of federal taxable income on the common units purchased in this offering with respect to such taxable year that would exceed 20.0% of the cash distributed on the common units purchased in this offering with respect to such year.

The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	we distribute less cash than we have assumed in making this projection; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

special allocation shall be made to the extent a purchaser of common units in this offering would be allocated an amount of federal taxable income on the common units purchased in this offering with respect to such taxable year that would exceed 20.0% of the cash distributed on the common units purchased in this offering with respect to such year.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the adjusted tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the U.S. federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible (subject to the limitations described below) to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interests of all the partners in cash flow, and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for U.S. federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for U.S. federal income tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins LLP has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and (subject to certain exceptions) 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain, as well as any income or gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment

UNDERWRITING

Barclays Capital Inc. and UBS Securities LLC are acting as representatives of the underwriters named below and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the number of common units shown opposite the underwriter’s name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
UBS Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.

Total	13,750,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units included in this offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us, our general partner and our sponsor to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we, our general partner and our sponsor deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units and excludes the structuring fee. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay Barclays Capital Inc. and UBS Securities LLC an aggregate structuring fee equal to 0.25% of the gross proceeds of this offering for evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the expenses of this offering incurred by us will be approximately $5,000,000 (excluding underwriting discounts and commissions and the structuring fee).

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 2,062,500 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 13,750,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, our general partner and certain of its affiliates, including our sponsor and the directors and executive officers of our general partner, have agreed that, without the prior written consent of Barclays Capital Inc. and UBS Securities LLC on behalf of the underwriters, we and they will not, directly or indirectly, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units; or

•	file any registration statement with the SEC relating to the offering of common units or any securities convertible into or exercisable or exchangeable for common units;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common units or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Barclays Capital Inc. and UBS Securities LLC, on behalf of the underwriters, each such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any common units or any security convertible into or exercisable or exchangeable for common units.

The restrictions in the immediately preceding paragraph do not apply to:

•	the sale of common units to the underwriters pursuant to the underwriting agreement;

•

the issuance by us of common units upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or are described in this prospectus;

•

the issuance by us, and the receipt by a holder, of equity awards pursuant to employee benefit plans described in this prospectus, so long as the recipient signs and delivers a lock-up letter agreement and the common units underlying such awards do not vest during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of common units; provided that such plan does not provide for the transfer of common units during the 180-day restricted period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common units may be made under such plan during the 180-day restricted period;

•	our issuance of common units as consideration for bona fide acquisitions, in an aggregate number of common units not to exceed 10% of the total number of common units issued and outstanding as of the

PBF Logistics LP

Pro Forma Combined Balance Sheet

as of December 31, 2013

(Unaudited, in thousands)

	PBF MLP Predecessor Historical	Pro Forma Adjustments			Partnership Pro Forma
Assets
Current assets
Cash and equivalents	$—	$275,000	(a	)	$5,000
		(22,187)	(b	)
		(2,025)	(c	)
		(215,788)	(d	)
		215,788	(e	)
		(245,788)	(e	)

Marketable securities	—	215,788	(d	)	215,788

Total current assets	—	220,788			220,788
Property, plant and equipment, net	29,996	—			29,996
Deferred charges	—	2,025	(c	)	2,025

Total assets	$29,996	$222,813			$252,809

Liabilities and Equity
Current liabilities
Accrued liabilities	$499	$(499)	(f	)	$—

Total current liabilities	499	(499)			—

Debt	—	215,788	(e	)	215,788

Total liabilities	499	215,289			215,788
Equity
Net investment	29,497	(29,996)	(g	)	—
		499	(f	)

Common unitholders—public	—	275,000	(a	)	252,813
		(22,187)	(b	)

Common unitholders—PBF LLC	—	(29,137)	(e	)	(25,581)
		3,556	(g	)

Subordinated unitholders—PBF LLC	—	(216,651)	(e	)	(190,211)
		26,440	(g	)

General partner	—	—			—

Total equity	29,497	7,524			37,021

Total liabilities and equity	$29,996	$222,813			$252,809

PBF Logistics LP

Pro Forma Combined Statements of Operations

(Unaudited, in thousands, except unit data)

	Year Ended December 31, 2013
	PBF MLP Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
Related-party Revenues
Transportation, terminaling and storage	$—	$50,625	(h)	$50,625

Costs and Expenses
Operating and maintenance expense	6,024	384	(i)	6,408
General and administrative expense	1,834	1,366	(j)	3,200
Depreciation expense	1,032			1,032

Total costs and expenses	8,890	1,750		10,640

Operating Income (Loss)	(8,890)	48,875		39,985
Interest expense, net	—	(1,987)	(k)	(1,987)

Net Income (Loss)	$(8,890)	$46,888		$37,998

General partner’s interest in net income				$—
Limited partners’ interest in net income				37,998

Net income per limited partner unit:
Common units				$1.20
Subordinated units				$1.20

Weighted Average number of limited partner units outstanding:				15,886,553
Common units (basic and diluted)				15,886,553

Subordinated units (basic and diluted)				31,773,106

PBF LOGISTICS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(in thousands, except unit and per unit amounts)

Note 1. Basis of Presentation, the Offering and Other Transactions

The historical combined financial information is derived from the historical combined financial statements of the Predecessor. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place as of December 31, 2013, in the case of the pro forma balance sheet and as of January 1, 2013, in the case of the pro forma statements of operations.

The pro forma combined financial statements give pro forma effect to:

•	PBF Holding’s contribution of all of our Predecessor’s assets and operations to us (excluding working capital as described in Note 2 (f) below);

•	Our execution of multiple long-term commercial agreements with PBF Energy and the recognition of incremental revenues under those agreements that were not recognized by our Predecessor;

•	Our execution of an omnibus agreement and an operation and maintenance agreement with PBF Holding and PBF LLC;

•

The consummation of this offering and our issuance of 13,750,000 common units to the public, general partner units and the incentive distribution rights to our general partner and 2,136,553 common units and 15,886,553 subordinated units to PBF LLC;

•	The application of the net proceeds of this offering, together with the proceeds from borrowing under our term loan facility, as described in ‘Use of Proceeds’ in this Prospectus; and

•

The effect of the transaction on certain of our historical general and administrative expenses, resulting in total pro forma general and administrative expenses of $2,800 for the year ended December 31, 2013. The amount includes:

—	A fixed fee, initially in the amount of $2,300 per year that we will pay to PBF Energy under the omnibus agreement for the provision of executive management, treasury, accounting, legal, information technology and other centralized corporate services to us following the closing of this offering; and

—	Costs of $900 for estimated employee-related expenses that we expect to reimburse PBF Energy related to the management of our logistics assets.

Upon closing of this offering, PBF Logistics LP anticipates incurring incremental annual general and administrative expense of approximately $4,000 per year as a result of being a separate publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation and incremental costs related to operating our logistics assets as a growth-oriented business. The unaudited pro forma combined financial statements do not reflect these incremental general and administrative expenses.

Note 2. Pro Forma Adjustments and Assumptions

(a)	Reflects the assumed gross offering proceeds to the Partnership of $275,000 from the issuance and sale of 13,750,000 common units at the initial public offering price of $20.00 per common unit.

(b)	Reflects the payment of estimated underwriter discounts and structuring fees totaling $17,187 and $5,000 for estimated expenses associated with the offering relating to legal and consulting services, audit expenses, printing charges, filing fees and other costs. These fees and expenses will be allocated to the public common units.

(c)	Represents $2,025 of debt issuance costs incurred in connection with entering into our revolving credit facility.

(d)	Reflects the purchase of $215,788 in U.S. Treasury or other investment grade securities.

(e)	Reflects the distribution to PBF LLC of $30,000 in proceeds from the public offering of common units to reimburse it for certain capital expenditures, plus $215,788 in proceeds from the borrowing under our term loan facility.

(f)	PBF Holding will retain the working capital of the Predecessor, as these balances represent assets and liabilities related to the Predecessor’s operations prior to the closing of the offering.

(g)	Represents the conversion of the adjusted equity of the Predecessor of $29,996 from net investment to common and subordinated limited partner equity of the Partnership and the general partner’s interest in the Partnership. The conversion is as follows:

-	$1.66 for 2,136,553 common units;

-	$1.66 for 15,886,553 subordinated units; and

-	$ — for the general partner’s interest.

(h)	The pro forma revenues reflect recognition of affiliate revenues for the assets contributed to us that have not been previously recorded in the historical financial records of the Predecessor. Revenues were calculated using the rates and fees in the commercial agreements to be entered into with PBF Energy at the closing of this offering beginning on the date the assets were placed in service. Throughput volumes used in the revenue calculations represent the greater of the minimum volumes specified in such commercial agreements or the historical volumes for the periods presented.

(i)	Represents incremental operating and maintenance expenses primarily related to the annual service fee that we will pay PBF Holding under the terms of our operational services and secondment agreement, including incremental insurance premiums for business interruption and property insurance.

(j)	Reflects the terms of the omnibus agreement described in Note 1 that we will enter into with PBF Holding and PBF LLC upon the closing of this offering as if such omnibus agreement had been in effect throughout all periods presented.

(k)	Reflects interest expense related to the $215,788 of borrowings under our term loan facility, reduced by the interest income related to the U.S. Treasury or other investment grade securities we intend to purchase with a portion of the proceeds from this offering. Borrowings under the term loan facility will bear an average interest rate of approximately 0.3%, net of interest earned on the $215,788 of U.S. Treasury or other investment grade securities. The pro forma adjustment also includes an estimated 0.3% commitment fee for the unutilized portion of our new revolving credit facility and term loan facility, as well as the related amortization of debt issuance costs over the term of the facility.

Note 3. Pro Forma Net Income Per Unit

Pro forma net income per unit is determined by dividing the pro forma net income per unit that would have been allocated to the common and subordinated unitholders, which is 100.0% of pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of our initial public offering. For purposes of this calculation, the number of common and subordinated units assumed to be outstanding was 31,773,106. All units were assumed to have been outstanding since January 1, 2013. Basic and diluted pro forma net income per unit is equal as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in less net income proportionately being allocated to the holders of common and subordinated units. The pro forma net income per unit calculation assumes that no incentive distributions were made to the general partner because no such distribution would have been made based upon the pro forma available cash from operating surplus for the period.

PBF MLP Predecessor

Combined Balance Sheets

(in thousands)

	Supplemental Pro Forma December 31, 2013	December 31
		2013	2012
	(Unaudited)
ASSETS
Current assets:
Cash and equivalents	$—	$—	$—

Total current assets	—	—	—
Property, plant and equipment, net	29,996	29,996	23,557

Total assets	$29,996	$29,996	$23,557

LIABILITIES AND EQUITY
Current liabilities:
Accrued construction in progress	$499	$499	$4,682
Distribution payable to related party	245,788	—	—

Total current liabilities	246,287	499	4,682

Commitments and contingencies (Note 7)
Net investment (deficit)	(216,291)	29,497	18,875

Total liabilities and equity	$29,996	$29,996	$23,557

See notes to combined financial statements

PBF MLP Predecessor

Combined Statements of Operations

(in thousands)

	Year Ended December 31, 2013	Period July 1, 2012 (Date of Inception) to December 31, 2012
Revenues	$—	$—

Costs and expenses:
Operating and maintenance expense	6,024	21
General and administrative expenses	1,834	569
Depreciation expense	1,032	—

Total costs and expenses	8,890	590

Net loss	$(8,890)	$(590)

Supplemental pro forma net loss per limited partner unit	$(0.67)
Units used to calculate supplemental pro forma net loss per limited partner unit	13,367,923

See notes to combined financial statements

Environmental Matters

The Predecessor’s assets, along with PBF Holding’s refineries are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the composition of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating the Predecessor’s assets, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

In connection with PBF Holding’s acquisition of the Delaware City refinery assets, the seller remains responsible for certain pre-acquisition environmental obligations up to $20 million and the predecessor to the seller in ownership of the refinery retains other historical obligations. In connection with its acquisition of the Delaware City refinery assets and the Paulsboro refinery, PBF Holding and the seller purchased ten year, $75 million environmental insurance policies to insure against unknown environmental liabilities at each site. In connection with the Toledo refinery acquisition by PBF Holding, the seller remains responsible for environmental remediation for conditions that existed on the closing date for twenty years from March 1, 2011.

Note 8. Supplemental Pro Forma Information (Unaudited)

Unaudited supplemental pro forma balance sheet and net loss per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $245,788 to PBF LLC to be paid upon closing of the IPO. The distribution is comprised of $30,000 from the proceeds of the IPO and $215,788 to be funded with a planned borrowing under a term loan facility. The Predecessor had a net loss for the period June 1, 2012 (date of inception) to December 31, 2012 and for the year ended December 31, 2013. Accordingly, the Predecessor is deemed to have used $245,788 of net proceeds to pay the distribution, which is evidenced by a distribution payable to related party in the supplemental pro forma balance sheet.

Supplement pro forma net loss per limited partner assumes additional common units were issued to give effect to the distribution described above. The number of units deemed for accounting purposes to have been sold in the IPO in order to pay the distribution described above is 13,367,923. This amount was calculated using an IPO price of $18.39 per unit after deducting underwriting discounts and estimated offering expenses, and would result in a net loss of $0.67 per unit.